UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 3
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

THE ESTRIDGE GROUP, INC.
ESTRIDGE DEVELOPMENT COMPANY, INC.
PAUL E. ESTRIDGE CORP.
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Paul J. Hayes
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Messaglia, Esq.
Karen Ball Woods, Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204

236110	The Estridge Group, Inc.	35-1571489
531390	Estridge Development Company, Inc.	35-1787341
236110	Paul E. Estridge Corp.	35-1387708
(Primary standard industrial Classification Code Number)		(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. **Significant Parties**

(a) Director of Issuers

Paul E. Estridge, Jr.
Business:
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence:
15747 Oak Road
Carmel, Indiana 46033

(b) Executive Officers of Issuers

The business and affairs of the Issuers are ultimately directed by Paul E. Estridge, Jr., as principal shareholder and sole director, pursuant to applicable state law. Paul E. Estridge, Jr. is the President of each of the Issuers. Michael J. Keller is the Treasurer and Secretary of each of the Issuers. Mr. Estridge's business and residential address is set forth above in Item 1(a). Mr. Keller's business address is 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032. His residential address is 1531 Redwood Drive, Carmel, Indiana 46032.

(c) Not applicable

(d) Paul E. Estridge, Jr.
Business
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence
15747 Oak Road
Carmel, Indiana 46033

(e) Paul E. Estridge, Jr.
Business
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence
15747 Oak Road
Carmel, Indiana 46033

(f) Paul E. Estridge, Jr.
<u>Business</u>
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
<u>Residence</u>
15747 Oak Road
Carmel, Indiana 46033

(g) <u>Subsidiaries of The Estridge Group, Inc.</u>

Ameritage Homes, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Estridge Design Services, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Entertainment, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Capital, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Services, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Investments, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

<u>Affiliates</u>
BCE Associates, I, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates II, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates III, LLC

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates IV, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

FirstSource Capital, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Estridge Investments, LLP
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

(h) Michael J. Messaglia Esq.
<u>Business</u>
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204
<u>Residence</u>
9453 North State Road 267
Brownsburg, Indiana 46112

(i) Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(j) Frank D. Neese
<u>Business</u>
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Residence
4343 Manning Road
Indianapolis, Indiana 46228

Dawn Barringer
Business
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202
Residence
3620 Katelyn Court
Indianapolis, Indiana 46228

(k) Frank D. Neese
Business
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202
Residence
4343 Manning Road
Indianapolis, Indiana 46228

(l) Not applicable

(m) Karen Ball Woods, Esq.
Business
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204
Residence
3942 Channing Circle
Indianapolis, Indiana 46240

ITEM 2. **Application of Rule 262**

(a) No

(b) Not applicable

ITEM 3. **Affiliate Sales**

Not applicable

ITEM 4. **Jurisdictions in which Securities are to be offered**

(a) The securities will be registered in the following jurisdictions: Illinois, Indiana, Ohio and Tennessee. The securities will be offered by a registered broker-dealer, Indiana Securities, LLC, by direct telephone call and mail.

(b) None

ITEM 5. **Unregistered Securities issued or sold within one year**

None

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

None

ITEM 9. **Use of a Solicitation of Interest Document**

None

OFFERING CIRCULAR

THE ESTRIDGE GROUP, INC.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311

GUARANTEED BY:
ESTRIDGE DEVELOPMENT COMPANY, INC.
PAUL E. ESTRIDGE CORP.

SERIES 2007 SUBORDINATED NOTES DUE 2010
($1,000,000 Aggregate Principal Amount)
SERIES 2007 SUBORDINATED NOTES DUE 2012
($2,000,000 Aggregate Principal Amount)
SERIES 2007 SUBORDINATED NOTES DUE 2015
($2,000,000 Aggregate Principal Amount)
$2,650,000 Minimum
$5,000,000 Maximum
Minimum Initial Purchase: $5,000

The Estridge Group, Inc. (the "Company") is offering a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2007 Subordinated Notes Due 2010, Series 2007 Subordinated Notes Due 2012, and Series 2007 Subordinated Notes Due 2015 (collectively, the "Notes") with an interest rate of 10.5%, 11% and 11.5% per annum, respectively, and a maturity date of ____________, 2010, ____________, 2012, and ____________, 2015, respectively.

The Notes will bear interest from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year commencing on July 1, 2007 (for the period from the date of issuance through June 30, 2007). The Notes will be issued only in denominations of $1,000 and integral multiples thereof, subject to a minimum initial purchase of $5,000.

The Notes are redeemable at any time on or after January 1, 2008, at the option of the Company, in whole or in part at 100% of the principal amount, together with accrued and unpaid interest to the redemption date. The Notes do not provide for any sinking fund payments or principal payments prior to maturity and have no conversion features.

The Notes are guaranteed, as described herein, by Estridge Development Company, Inc. and Paul E. Estridge Corp. (collectively, the "Guarantors").

The Notes and Guaranties will be subordinated to all Senior Indebtedness (as defined herein). As of December 31, 2006, the total Senior Indebtedness was approximately $92.1 million. There is no limit on the amount of Senior Indebtedness that may be incurred. See "**Risk Factors" beginning on page 6 for a discussion of material risks that should be considered in connection with the purchase of the Notes offered hereby, and "Description of the Subordinated Notes--Subordination of the Notes and Guarantees."**

The Company has been advised by the Placement Agent in the Offering, Indiana Securities, LLC (the "Placement Agent") that it does not intend to make a market in the Notes and the Notes will not be listed on any securities exchange. It is unlikely that an active public market for the Notes will develop or be maintained after this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERING SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	**Placement Agent Discounts and Commissions**[1]	**Proceeds to Company**[2]
Per Note	$1,000	$75	$925
Total Minimum	$2,650,000	$198,750	$2,451,250
Total Maximum	$5,000,000	$375,000	$4,625,000

[1] The Placement Agent Commissions are equal to 5.5% of the aggregate principal amount of the Notes plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold.

[2] Before deducting expenses payable by the Company estimated at $200,000 (including Placement Agent's attorneys fees which the Company has agreed to reimburse to the Placement Agent).

The Notes are offered by Indiana Securities, LLC, on a best efforts, minimum-maximum basis. As a result of its participation in the distribution of the Notes, Indiana Securities, LLC is deemed to be an "underwriter" as defined in the Securities Act of 1933. However, because Indiana Securities, LLC is offering the Notes pursuant to a Placement Agent Agreement, Indiana Securities, LLC is referred to herein as the "Placement Agent," unless the context requires otherwise.

If at least $2,650,000 in any combination of Notes are not sold within sixty (60) days of the date of this Offering Circular, or within an additional thirty (30) days upon the agreement of the Company and the Placement Agent (the "Termination Date"), then this Offering will not be consummated. Any Notes purchased by officers or directors of the Company will not be counted in determining whether the Offering minimum has been satisfied. Pending the closing of the sale of the Notes, all funds received from subscribers will be held in escrow by the Escrow Agent, MainSource Bank, Greensburg, Indiana. If this Offering is not consummated by the Termination Date, subscribers' funds will be returned promptly with a pro rata share of any net interest earned while in escrow. See "**Plan of Distribution**." This offering will commence promptly following qualification of the Form 1-A and will terminate six (6) months following the Offering Circular Date set forth below.

INDIANA SECURITIES, LLC
Underwriter/Placement Agent

Offering Circular Date: ____________, 2007

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Offering Circular. Prospective subscribers are urged to read this Offering Circular in its entirety.

The Estridge Companies

The Estridge Companies build single family homes and develop residential communities in the Indianapolis, Indiana metropolitan area. The companies were founded in 1967, when Paul E. Estridge, Sr. started building custom homes. In 1983, Paul E. Estridge, Jr. joined the family business and started The Estridge Group, Inc. to build family homes in neighborhoods it develops. In 1992, Paul E. Estridge, Jr. purchased his father's interest in these companies. In 2006, the Estridge Companies delivered 285 homes in the Indianapolis area. Additionally, the Estridge Companies are currently operating sales offices in 20 communities in the Indianapolis area. Several additional communities are in the planning and development stages.

For financial reporting purposes the Company combines entities in which it has a significant ownership interest and exercises management control. Accordingly, the Consolidated Summary Financial Data and the discussion of the financial condition and results of operations of the Company contained in this Offering Document include the Company and the subsidiaries of the Company, Ameritage Homes, LLC (a builder of single family homes), First Mile Services, LLC (a provider of telecommunications, security monitoring, data and cable television services) and Estridge Design Services, LLC (a design study home décor retail operation); and the affiliates of the Company: the Guarantors, FirstSource Capital, LLC (a mortgage brokerage operation); BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC BCE Associates IV, LLC (each, a provider of development financing for specific residential developments), and Estridge Investment Co., LLP (a commercial real estate leasing company), (collectively, the "Estridge Companies"). References in this Offering Circular to "we," "us" or "our" means the Estridge Companies. The Estridge Companies' most recent fiscal year ended September 30, 2006. Each of the Estridge Companies were incorporated or organized, as appropriate, in the State of Indiana.

For 2006, the Company experienced a net loss of $3.0 million compared to a net income of $2.8 million for 2005. The loss experienced by the Company in 2006 results primarily from market conditions, development delays and investments in start-up operations. Prior to 2006, the Company had not incurred a loss since 1986.

For the three months ended December 31, 2006, the Company experienced a net loss of $1.3 million, compared to a net loss of $1.1 million for the same period of the prior year. Due to the seasonal nature of its business, the Company has historically reported losses or made a small portion of its annual earnings during the first two quarters of its fiscal year. The seasonality results from the sales cycle for new homes, which peaks in the spring and early summer and troughs in the fall and early winter. Revenues from the peak sales season are recognized with the deliveries of completed homes, which occur in the summer months, or the third and fourth quarters of the Company's fiscal year.

The Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission in connection with this Offering, of which this Offering Circular is a part. The Offering Statement contained various exhibits, many of which are referenced in this Offering Circular. Copies of these exhibits are available upon request by any prospective purchaser of the Notes.

Consolidated Summary Financial Data
(unaudited)
(in thousands)

	Fiscal Year Ended September 30,		Three Months Ended December 31,	
	2006	2005	2006	2005
Consolidated Balance Sheets				
Homes, land and construction in progress	$ 114,940	$ 85,593	$124,481	$101,597
Total assets	181,965	146,481	181,716	159,992
Notes payable	85,298	66,761	92,055	78,552
Total liabilities	155,911	127,908	154,193	135,185
Minority interest in variable interest entries	12,748	2,253	15,492	9,580
Total stockholders' equity	13,305	16,320	12,031	15,227
Consolidated Statements of Operations				
Net revenues	$ 109,732	$ 143,329	$ 22,517	$ 20,826
Cost of revenues	88,483	111,901	18,657	17,227
Gross profit	21,249	31,428	3,860	3,599
Operating expenses	25,249	24,010	5,882	5,310
Income (loss) from operations	(4,000)	7,418	(2,022)	(1,711)
Other income (expense)	72	(109)	(19)	8
Net income (loss) before taxes and minority interest in variable interest entities	(3,928)	7,309	(2,041)	(1,703)
Income tax expense (benefit)	(1,907)	2,050	(781)	(669)
Net income (loss) before minority interest in variable interest entities[1]	(2,021)	5,259	(1,260)	(1,034)
Minority interest in variable interest entities[2]	993	2,503	15	58
Net income (Loss)[3]	(3,014)	2,756	(1,275)	(1,092)

See the Financial Statements and accompanying footnotes beginning on Page F-1 of this Offering Circular.

[1] Represents the net income (loss) of the Estridge Companies consisting of the Company consolidated with its subsidiaries and its variable interest entities.
[2] Represents the net income (loss) of the Estridge Companies excluding the Company consolidated with its subsidiaries.
[3] Represents the net income (loss) of the Company consolidated with its subsidiaries.

The Offering

Issue	A maximum of $5,000,000 of Notes will be sold. Notes will mature _________, 2010, ________, 2012, and _______, 2015, and will bear interest from the date of issuance. At least $2,650,000 in Notes must be sold before this Offering will be consummated. The minimum initial purchase is $5,000.
Guarantees	The Notes are guaranteed by Estridge Development Company, Inc. and Paul E. Estridge Corp. See **"Description of the Subordinated Notes--Guarantees of the Notes."**
Consideration for Purchase of Notes	The Company will accept readily available funds for purchase of the Notes.
Payment of Interest	Semi-annually on January 1 and July 1 of each year, commencing July 1, 2007 (for the period from date of issuance through June 30, 2007).
Interest Rate	10.5% per annum for 2007 Subordinated Notes due 2010 11% per annum for 2007 Subordinated Notes due 2012 11.5% per annum for 2007 Subordinated Notes due 2015 Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Redemption at the Company's Option	Redeemable at any time on or after January 1, 2008, at the option of the Company, subject to specified limitations set forth herein, in whole or in part, at 100% of the principal amount, together with accrued interest.
Sinking Fund	No sinking fund payments.
Ranking	The Notes and Guarantees will be unsecured general obligations of the Company and the Guarantors and will be subordinated in right of payment to all existing Senior Indebtedness and to all Senior Indebtedness incurred following the date of this Offering, as the term "Senior Indebtedness" is defined in the Indenture. As of December 31, 2006, the Senior Indebtedness of the Estridge Companies

	was approximately $92.1 million. There is no limit on the amount of Senior Indebtedness that may be incurred. See "**Description of the Subordinated Notes--Subordination of the Notes and Guarantees.**"
Offer to Purchase	The Company will be obligated to make an offer to purchase Notes in certain circumstances described herein. See "**Description of the Subordinated Notes--Certain Covenants.**"
Change of Control	Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of Notes will have the option to cause the Company to repurchase such holder's Notes, in whole or in part, at par plus accrued but unpaid interest to the date of repurchase. See "**Description of the Subordinated Notes--Certain Covenants--Offer to Purchase on Change of Control**."
Redemption on Death	Upon the death of a noteholder, Notes held by the deceased noteholder may be tendered to the Company for redemption at a price of par plus accrued but unpaid interest; however, the Company will only be obligated to redeem up to $100,000 in Notes pursuant to such requests during any twelve-month period. See "**Description of the Subordinated Notes--Redemption at Death**."
Debt Service Reserve Fund	The Company will create a debt service reserve fund (the "Reserve Fund") equal to six (6) months interest on the Notes. See "**Description of the Subordinated Notes--Debt Service Reserve Fund**."
Use of Proceeds	The Company intends to use the net proceeds from the sale of the Notes to repay a short-term loan from Bally Creek Associates, LLC, and to create the Reserve Fund. See "**Use of Proceeds.**"
Certain Covenants	The Indenture under which the Notes will be issued contains certain restrictive covenants that will, among other things, limit the Company's ability to make certain Restricted Payments (as defined in the Indenture). The Indenture also restricts the Company's ability

	to consolidate or merge with or into, or transfer all or substantially all of its assets to, another person and requires the Company in certain circumstances to make an offer to purchase Notes at 100% of the principal amount plus accrued but unpaid interest. These restrictions and requirements are subject to a number of important qualifications and exceptions. See "**Description of the Subordinated Notes--Certain Covenants.**"
Risk Factors	An investment in the Notes involves a significant degree of risk. The Notes and Guarantees are unsecured general obligations of the Company and the Guarantors, are subordinate in right of payment to all existing and future Senior Indebtedness, which is not limited in amount, and do not contain provisions for sinking fund payments. See "**Risk Factors**" for a discussion of material risks that should be considered in connection with an investment in the Notes.

RISK FACTORS

In analyzing this offering, prospective subscribers should carefully consider certain risks entailed in an investment in the Notes as set forth below, as well as the other information contained in this Offering Circular.

Caution Regarding Forward Looking Statements

This Offering Circular contains statements that constitute forward-looking statements. Those statements appear in a number of places in this Offering Circular and include projections of financial condition, cash flow or operating performance and statements regarding the intent, belief or current expectations of the Estridge Companies or management with respect to (i) the Estridge Companies' strategic plans, (ii) the policies of the Estridge Companies regarding capital expenditures, financing or other matters, and (iii) industry trends affecting the Estridge Companies' financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors, including the Risk Factors below.

The Notes are unsecured and subordinated to any Senior Indebtedness. In the event of the bankruptcy or liquidation of the Company and the Guarantors, the Note holders will recover, if at all, only after the Senior Indebtedness has been paid.

The payment of principal and interest on the Notes and Guarantees will be unsecured general obligations of the Company and the Guarantors, subordinated in right of payment to all present and future Senior Indebtedness. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company and the Guarantors to any of their Insiders (as defined in the Indenture), (iii) indebtedness of the Company to any of the other Estridge Companies (or from one subsidiary or affiliate to another) or (iv) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness that may be incurred. See **"Description of the Subordinated Notes--Subordination of the Notes and Guarantees."**

The Company's substantial indebtedness could adversely affect the Company's financial condition, limit the Company's growth and make it more difficult for the Company to obtain additional financing on acceptable terms and to satisfy the Company's debt obligations.

The Company's business is capital intensive and often involves significant up-front expenditures including the cost of acquiring land. To fund the Company's ongoing operations, the Company uses cash flow from operations, bank borrowings, and project based joint ventures. As of December 31, 2006, the Company had shareholders' equity of approximately $12.0 million and total indebtedness of approximately $92.1 million, which is secured by substantially all of the Company's interest in real estate. The Company's business and earnings are substantially dependent on the continuing ability of the Company to obtain bank or other financing on acceptable terms. Lenders generally require substantial equity commitments by borrowers in connection with loans secured by real estate. Additionally, such loans generally contain restrictive covenants related to the operation of the Company. Although the Company believes that cash flow from operations and its ability to borrow from various lenders will provide adequate cash to satisfy its capital requirements for the foreseeable future, there can be no assurance that additional sources of financing will not be required or that, if required, such financing will be available on terms acceptable to it. If the Company is unable to obtain additional financing on acceptable terms it will limit its growth and we may have difficulties satisfying our existing debt obligations.

The Company has experienced losses, may continue to do so and may have difficulty generating sufficient cash to make payments on the Notes when due.

During the fiscal year ended September 30, 2006, the Company experienced a net loss of $3.0 million. The losses in 2006 resulted primarily from market conditions, delays in the development of new communities and investments in several startup operations in 2006, including Ameritage Homes and the HomExperience.

For the three months ended December 31, 2006, the Company experienced a net loss of $1.3 million. Unless the Company is able to increase the sale of homes and thereby generate increased revenues, losses to the Company will likely continue. In light of the uncertainties relating the housing market, the ability to generate these additional sales is also uncertain. If losses continue for the Company, the Company may have difficulty discharging its obligations with respect to the Notes.

The Company is not required to make any payments to a sinking fund and may need to obtain additional financing to retire the Notes.

No principal payments are due with respect to the Notes prior to their maturity nor is there any requirement for the Company to make payments to a sinking fund or otherwise periodically set aside funds for the retirement of the Notes, other than the Reserve Fund. Retirement of the Notes will, therefore, be dependent upon the Company generating sufficient excess cash flow or obtaining other financing at the time the Notes mature, neither of which can be assured. See "**Description of the Subordinated Notes.**"

The Company's home sales and revenues could decline due to general and local economic factors outside of its control.

The industry in which the Company operates is cyclical and is significantly affected by changes in general and local economic conditions such as interest rates, employment levels, consumer confidence and income and availability of financing, as well as changes in government regulation. Homebuilders such as the Company are also subject to various risks including conditions of supply and demand in local markets, availability and cost of land, materials and labor, adverse weather conditions, delays in construction schedules caused by strikes and other factors not within the control of the Company, the government approval and permit process, the effects of moratoriums and environmental controls and increases in real estate taxes and other local government fees.

An increase in mortgage interest rates or unavailability of mortgage financing may reduce the ability of the Company to sell homes.

The Company's business depends in part upon the availability and cost of mortgage financing. Any limitations or restrictions on the availability of mortgage financing could adversely affect the Company's operations. Housing demand is also affected by mortgage interest rate levels. The recent increase in interest rates has adversely impacted the number of homes sold by us and our results of operations. See "**Business.**"

Because the Company is subject to extensive governmental and environmental regulation, it may incur significant liabilities or restrictions on its business activities.

Home building operations are subject to federal, state and local statutes and rules regulating environmental and developmental matters, wetland preservation, zoning, building design and density requirements. These requirements can limit the number of homes built within a particular community and can delay the progress of developing a particular community.

The Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays or cause the Company to incur substantial compliance costs.

The Company may be subject to additional costs or delays or may be precluded entirely from developing our communities because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. See "**Business--Government Regulation and Environmental Matters**" and "**Land Acquisition and Development.**"

Fluctuations in the availability and price of the raw materials upon which the Company depends may negatively affect the ability of the Company to profitably operate.

Although the principal raw materials used in the home-building industry, including lumber, drywall, brick and concrete, generally are available from a variety of sources, those materials are subject to periodic shortages and price fluctuations. This volatility may adversely affect profitability to the extent that any increases in material costs cannot be offset by corresponding home price increases. The costs of these raw materials may also increase as the result of natural disasters, such as hurricanes, and increases in oil prices. See "**Business--Construction.**" While labor shortages have not had a material effect on our operations, there is no assurance that such shortages will not adversely affect us in the future.

If the Company is unsuccessful in competing against its competitors, many of which are larger and have greater resources, its market share could decline and financial results could suffer.

Homebuilders compete for desirable properties, financing, raw materials and skilled labor. The Company competes for home sales with national, regional and local homebuilders, individual resales of existing homes and condominiums and available rental housing. Most of the Company's competitors have greater financial and other resources than the Company. If the Company is unsuccessful in competing against its competitors, its market share and financial results may suffer. See "**Business--Competition and Market Factors.**"

Because the operations of the Company are concentrated in one geographic area, the Company may be negatively effected by changes in the local economic conditions.

The operations of the Company are currently concentrated in the Indianapolis metropolitan area. Because of this lack of geographic diversification, adverse general economic, weather or home-building conditions in the Indianapolis market could have a material adverse impact on the Company.

The Company is subject to construction defect, product liability and home warranty claims.

As a homebuilder, the Company has been, and continues to be, subject to construction defect, product liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly.

The Company has been, and continues to be, named as a defendant in various construction defect claims, product liability claims, complaints and other legal actions that include claims related to moisture intrusion and mold. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if the Company were to lose any class action suit, it could result in substantial liability for the Company.

Although the Company has obtained insurance for construction defect claims, such policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

The Company and the Guarantors may not be able to satisfy their repurchase or payment obligations under the Notes and Guarantees.

While the Indenture contains certain covenants which obligate the Company to repurchase or offer to repurchase the Notes upon the occurrence of certain events, there can be no assurance that the Company and the Guarantors will have sufficient funds available at any given time to discharge such obligations. Further, the ability of the Trustee or holders of the Notes to effect collection should an Event of Default (as defined in the Indenture) occur will be adversely affected by the subordination provisions of the Indenture and the existence of substantial Senior Indebtedness, as well as other indebtedness of the Company and the Guarantors. See "**Capitalization**" and "**Description of the Subordinated Notes**."

If a court voids the guarantees or finds them unenforceable, Note holders will not have a claim against the Guarantor and will only be a creditor of the Company.

The Notes are guaranteed by the Guarantors. The Guarantees may be subject to review and possible avoidance under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance and fraudulent transfer laws if a bankruptcy or reorganization case is commenced by or against such Guarantor or a lawsuit is commenced or a judgment is obtained by an unpaid creditor of such Guarantor. If a Guarantee is voided as a fraudulent conveyance or fraudulent transfer or found to be unenforceable for any other reason, you will not have a claim against that Guarantor and will only be a creditor of the Company or any Guarantor whose obligation was not set aside or found to be unenforceable.

The loss of the services of Paul E. Estridge Jr. and the senior management team would negatively effect the ability of the Company to operate.

The success of the Company is highly dependent upon the performance of Paul E. Estridge, Jr. and the senior management team. See "**Management**" for information concerning the senior management team. Neither the Company nor the Guarantors have "key-man" insurance for or employment agreements with any of their senior management. The loss of key personnel or an inability to attract, retain and motivate key personnel could have a material adverse effect on our business.

If the Company is unable to sell at least $2,650,000 of Notes, the offering will be terminated.

This Offering is being made on a best efforts, minimum-maximum basis by the Placement Agent as agent for and at the risk of the Company. Accordingly, there can be no assurance that all or any portion of the Notes will be sold. All proceeds from subscribers will be deposited into an escrow account and should the minimum amount of Notes not be sold by the Termination Date, subscribers will lose the use of their funds until they are returned following the Termination Date. See "**Plan of Distribution**."

Subscribers may encounter difficulties reselling the Notes.

The Notes are being offered for sale only in Indiana, Illinois, Ohio and Tennessee. Only subscribers residing in those states may purchase the Notes. Further, the Notes will not be listed with any securities exchange. Accordingly, it is unlikely that there will be an active secondary market for the Notes. The absence of such a market will render it difficult for a holder to resell the Notes, or a holder may be able to do so only at discounted prices.

THE ESTRIDGE COMPANIES

We build single family homes in the Indianapolis, Indiana metropolitan area with a primary emphasis on Hamilton County, Boone County and Hendricks County, Indiana. We also develop residential communities through Estridge Development Company, Inc. (the "Development Company"). The Company offers high-quality homes, many with custom features, designed principally for First and Second Time Move-up Buyers as well as First Time Homebuyers (see "**Glossary of Terms**"). The Company's homes range in size from approximately 1,500 to 4,500 square feet and range in price from approximately $170,000 to over $500,000. Paul E. Estridge Corp. (the "Custom Company") is a custom builder of single family homes with sizes from 3,000 to 25,000 square feet and prices from $600,000 to over $5 million.

We also originate and broker residential mortgages, primarily for homes sold to our customers, generating income from yield spread premiums.

For additional information regarding the ownership and management of the Estridge Companies, see **"Management--Security Ownership of Management and Certain Securityholders."**

The Estridge Companies' principal executive offices are located at 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032, and the telephone number is (317) 846-7311.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Notes offered hereby after deducting placement agent commissions, structuring fees and expenses payable by the Company ("Offering Expenses"), are estimated to be approximately $2,251,250 million if the minimum amount of Notes is sold and $4,425,000 million if the maximum amount of Notes is sold.

The Company will use $147,075 at the minimum (assuming the sale of a pro rata portion of each of the three-year, five-year and eight-year Notes at each maturity date), and $277,500 at the maximum to create the Debt Reserve Fund as required by the Indenture. The Company intends to use the remainder of the net proceeds to repay a portion of a short-term loan from Billy Creek Associates, LLC in the amount of $4,500,000. This short-term loan was used by the Company to pay land development expenses, expenses related to construction in process and general and administrative expenses incurred by the Company in the development of its various subdivisions.

The following table summarizes the anticipated use of proceeds from this Offering, assuming sale of both the minimum and maximum amounts and the order in which those proceeds will be applied:

	Minimum[11]	Maximum
Placement Agent Commissions, Structuring Fees and Offering Expenses	$ 398,750	$ 575,000
Debt Service Reserve Fund	147,075	277,500
Discharge of Short-Term Loan	2,104,175	4,147,500
Total	$ 2,650,000	$ 5,000,000

[1] Assumes the sale of $530,000 of Notes due 2010, $1,060,000 of Notes due 2012 and $1,060,000 of Notes due 2015.

CAPITALIZATION

The following sets forth, at December 31, 2006, the consolidated capitalization of the Company and the pro forma capitalization of the Company, as adjusted, to give effect to this Offering, assuming sale of only the minimum amount and the anticipated use of the proceeds from this Offering. See "**Use of Proceeds.**"

	As of December 31, 2006	As Adjusted for Minimum[1]
	(in thousands)	
Notes payable and other debt	$ 92,055	$ 92,055
Subordinated notes offered hereby		2,650
Total debt	92,055	94,705
Stockholders' Equity	12,031	12,031
Total capitalization	$104,086	$106,736

[1] Pro forma capitalization of the Company assumes the sale of $2,650,000 of the Notes.

BUSINESS

General. We build single family homes in the Indianapolis, Indiana metropolitan area, with a focus on Hamilton County, Boone County, Marion County and Hendricks County. Our business is primarily operated through the Company which is the builder of single family homes in residential communities developed by the Development Company. The Company sold 253 and 379 homes in its fiscal years ended September 30, 2006 and 2005, respectively. The Custom Company builds custom homes in residential communities other than those developed by the Development Company. The Custom Company sold 32 and 30 homes in its fiscal years ended September 30, 2006 and 2005, respectively. The other companies within the Estridge Companies compliment the businesses of the Company and Custom Company but do not materially contribute to our financial results. The combined revenues of the other companies represented less than 3% of the total revenues of the Estridge Companies for the fiscal years ended September 30, 2006 and 2005.

The key elements of our business strategy are:

Customer-Experience. We strive to make the home building process an experience our customers will enjoy. All through the process we keep the customer informed and hold orientation meetings to better educate them and set expectations. This continues into the warranty period as we offer our exclusive HomeLife Maintenance and Reliability Program that provides nearly maintenance free living for three full years from completion of the house.

Product Design and Quality. The design of our homes incorporates spacious floor plans and includes the luxurious amenities that customers demand. We offer numerous distinct designs and specification levels geared to specific buyer profiles. Through our attention to detail and our building process we strive to deliver a superior end product. Based upon the results of customer satisfaction surveys conducted by an independent consulting company retained by the Company, this has resulted in satisfaction ratings by our customers over 95% and referral rates of over 40%.

Customization of Home Designs. We are prepared to customize our designs to meet the individual preferences and tastes of homebuyers. Upon request, we will make a variety of modifications that are important to the homebuyer. Such modifications might include changes to dimensions, floor plans, exterior and interior finish materials, fixtures and appliances. We are able to offer this level of customization while maintaining the efficiencies of a volume builder, which management believes provides us with a competitive advantage in our target market. During 2006, we moved into our new design studio that houses over 7,000 feet of space devoted to the personalization of the home. A customer can choose from hundreds of cabinet samples, kitchen lay outs, flooring, bath options, audio and video selections and many other features.

Land Acquisition and Development. One of our most important strategies involves the development of unique neighborhoods. We carefully research our new locations to ensure we are marketing our homes in the high demand areas. The land is selected based on a variety of factors including (1) demographic and marketing studies; (ii) proximity to concentrated job markets, quality school districts, retail centers and local traffic corridors; (iii) infrastructure requirements for grading, drainage, utilities, sanitary and storm sewers and streets; (iv) competition for the proposed community; (v) ability to obtain zoning, platting and other government approvals; and (vi) projected profitability of the project.

After control of a parcel of raw land has been obtained, our development staff oversees the preparation of preliminary and final plans for the community, providing for infrastructure, wetland preservation, recreational facilities and open space. Once preliminary plans have been prepared, we must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. For a description of the government approval and permit process, see "**Government Regulation and Environmental Matters**."

Through the creative land planning process within each development, we seek to create a sense of community. The management team works with consultants to create the best possible land plan that includes sweeping entry ways and lush landscaping. We also incorporate a variety of complementary front elevations and architectural designs in our communities. We seek to create continuity within each community by coordinating the exterior colors and trim of neighboring homes. The homes offered in a particular community depend upon many factors including the housing alternatives generally available in the area, the needs of the target buyers in the community and our cost per lot in the community.

In a few communities, we acquire our finished lots from other independent land developers. We will generally enter into an agreement with the developer pursuant to which we agree to purchase a specified number of lots per month or per quarter. We are generally required to provide an initial cash deposit or letter of credit that generally constitutes the developer's sole remedy in the event of a default. In this way we are able to secure access to attractive communities without taking on all the risks of developing the communities internally.

Integrated Operations. Our vertically integrated operations generate operating efficiencies and enhance profitability. These operations begin with the acquisition of land and the development of our residential communities by the Development Company. Next, the Company constructs and sells the single family homes within the residential communities developed by the Development Company. Finally, we provide our customers with the additional products and services that they desire through Estridge Design Services, LLC which provides design studio services, FirstSource Capital, LLC which provides mortgage brokerage services and First Mile Services, LLC which provides technology services.

For communities we develop, we rely on the substantial land acquisition and development experience of our management team to acquire unimproved land in central Indiana locations where management perceives buyer demand. As our own general contractor, we select subcontractors with which we have substantial experience and which comply with our strict quality standards. We train our sales staff to communicate the distinct features of each of our home collections to potential customers, and our mortgage affiliate provides added convenience and value to homebuyers by offering "one-stop" financing of home purchases.

Strict Cost Controls. We strictly control the cost of developing our communities by: (i) utilizing our internal land development staff to develop a significant percentage of our lots; (ii) pricing our homes at competitive levels in order to sell out our communities quickly; (iii) adhering to strict construction schedules; and (iv) obtaining favorable pricing on construction materials from our suppliers and labor from our subcontractors as a result of long-standing relationships and our position as a leading homebuilder in the Indianapolis area.

We intend to focus our future operations on: (i) continuing to open new communities in the Indianapolis area; (ii) improving operating efficiencies to reduce costs and enhance earnings; and (iii) increasing sales by improving marketing and advertising and increasing training of our sales consultants. We are not currently considering any expansions through merger or acquisition or expansion into different marketplaces; rather, we intend to continue our incremental growth within our current marketplace.

Home Design. In most of our communities we offer homebuyers a choice of homes from one or more of our five distinct collections, each of which offers a variety of floor plans, exterior elevations and features targeted to a specific buyer profile.

- The Springmill Collection contains seven two-story floor plans ranging from 2,200 to 2,800 square feet and is designed primarily for First Time Move-up Buyers.
- The Meridian Collection contains seven two-story floor plans ranging from 2,800 to 3,300 square feet and is designed primarily for Second Time Move-up Buyers.
- The Designer Gallery Collection contains four floor plans ranging from 3,600 to 4,500 square feet and is designed primarily for Second Time Move-up Buyers.
- The Irvington Collection contains seven ranch floor plans ranging from 1,500 to 2,150 square feet and is designed primarily for Empty Nesters.
- The Lockerbie Collection contains five town home floor plans ranging from 1,400 to 2,200 square feet and is designed primarily for Empty Nesters.

In addition to the aforementioned collections we offer a wide range of custom home designs through the Custom Company. The Architectural Galleries homes are traditional custom homes ranging from 5,000 to 8,000 square feet. The Renaissance Galleries homes are marketed to Empty Nesters and range from 2,500 to 4,000 square feet. The Paul E. Estridge Corp. homes are one-of-a-kind designs that range from 10,000 to 25,000 square feet.

We continually review customer preferences and reports from our sales personnel to ensure that our home designs and features address the preferences of our targeted customers. We closely monitor the designs and features chosen by buyers of our homes as well as those offered by competitors in our market and by homebuilders in other markets. Our architectural team and in-house draftsmen use this information in a continuing effort to make our home designs more attractive to homebuyers.

Construction. We act as the general contractor for the development and construction of our communities. We employ full-time construction superintendents, each of whom supervises construction within one specific community. Each superintendent is responsible for coordinating the activities of the subcontractors, suppliers and building inspectors and for ensuring that the homes conform to our quality control standards.

Subcontractors typically are retained on a community-by-community basis to complete construction at a fixed price per house plan for a term of one year. Agreements with our subcontractors are generally entered into on an individual community basis after competitive bidding. We have long-standing relationships with many of our subcontractors. We sometimes negotiate price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of our production volume.

Although we currently purchase materials and supplies from a limited number of suppliers on a regular basis, those materials are generally available from a number of suppliers, and therefore we are not dependent upon a single supplier for any of our materials. Similarly, we are dependent upon services performed by our subcontractors, particularly our mechanical (plumbing, heating and electrical) and drywall subcontractors; however, we do not rely on any single subcontractor whose services, if withdrawn, could not be replaced.

We generally develop and build our communities in phases in order to create efficiencies in land development and construction and improve customer satisfaction by reducing the number of vacant lots and other homes under construction in the immediate vicinity of a completed home. We typically complete the construction of a home within five months from commencement of construction, although the custom homes generally take longer.

Marketing and Sales. We place a strong emphasis on effectively marketing our homes to our target buyers.

We attract initial interest in our communities through an advertising program using media such as newspapers, direct mail, billboards, radio and television. We believe that we have a reputation for developing high quality homes, which helps generate interest in our communities.

Management believes that the effective use of model homes demonstrates the advantages of our home designs and features to prospective homebuyers. We first create a buyer profile for each community. We then select one or more model homes representative of the product line for that community and designed to appeal to the preferences of target buyers. Based on the buyer profile, we then complete the model home with furniture, fixtures and amenities that generally appeal to the target buyers.

In February, 2006, we opened the HomExperience, a design studio and home decor retail operation in a leased retail facility comprised of over 7,400 square feet. With our new HomExperience, we are able to guide our customers through the selection and decision making process with experienced design consultants in an atmosphere that enables buyers to customize their new home with creativity, taste and personal style. In the HomExperience, customers can see, touch and feel large sized samples of everything from exterior materials, such as paint, siding, brick and roof shingles, to interior items, such as cabinets, countertops, carpet, tile, trim, lighting, plumbing fixtures and other special features, options and upgrades that go into a home.

Substantially all of our homes are sold by full-time commissioned sales personnel who work from the on-site sales offices (open seven days a week) of each community. We conduct continuous training for our sales personnel so that they are prepared to direct each customer to the appropriate model home and explain the features and benefits of each model. Sales personnel assist prospective buyers by providing them with information on the available home type, pricing, options and upgrades, mortgage financing (including qualifying criteria), construction and warranties. We survey all buyers at closing as part of our effort to continuously monitor and adapt to customer preferences. Management believes that maintaining such relations also contributes to our reputation for customer satisfaction and loyalty.

Generally, construction of a home is begun only after a sales contract has been executed and the customer has received preliminary mortgage approval. The sales contract requires a cash deposit of 2% of the purchase price which is refundable only if the contingencies in the sales contract (such as mortgage financing or the sale of an existing home) are not met. Once the contingencies in the sales contract are satisfied, we typically require an additional, nonrefundable cash deposit (which ranges from 1 to 3%, depending on the type of financing being used by the purchaser) as a condition to starting construction of the home.

Customer Relations and Quality Control. We recognize that for many customers, the purchase of a home represents the single largest investment they will ever make. We strive to ensure the soundness of this investment through the delivery of quality homes located in attractive communities. Accordingly, through every phase of our operation from the beginning of the sales process through construction, closing and post-closing service, we strive to educate and involve the customer in the home-building process.

Each community under development has one or two sales representatives who assist the customer from the initial meeting through the closing. Initially, the sales representative helps the customer select a floor plan from the appropriate home collection that meets the customer's desires. Thereafter, the sales representative is available throughout the entire building process to answer questions and direct concerns to the appropriate persons.

We inspect the home with the customer several times prior to the closing. We also require the home pass an internal quality assurance inspection before the home is delivered to the customer. In addition, customers are asked to complete customer satisfaction surveys at the time of the closing. The results of these surveys are used to monitor the preferences of our customers and modify our home designs as necessary to meet these preferences.

Each home is covered by our three year HomeLife Maintenance and Reliability Program. This program includes a three year warranty covering workmanship and materials and provides, at no cost to the homeowner, warranty insurance from Residential Warranty Corporation. The Residential Warranty Corporation provides coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items. We are ultimately responsible for all repairs covered under the HomeLife program and the Residential Warranty Corporation insurance policy.

Mortgage Origination. We have an affiliated mortgage brokerage operation, FirstSource Capital, LLC. We are approved by the Federal Department of Housing and Urban Development and are qualified to process FHA, VA and conventional loans and sell the servicing rights. We originate and broker residential mortgages, primarily for homes sold to our customers. We generate income from yield spread premiums paid by the institutions which purchase the loans. The loans are sold without recourse, and FirstSource Capital does not warehouse, package or service the loans. We will not commit to make a loan without a guaranteed firm commitment in place, with a set interest rate and price from the lender who will purchase the loan. As a result, FirstSource Capital does not incur any credit risk or market risk associated with loans that it originates.

Competition and Market Factors. The home-building industry is highly competitive and fragmented. We compete for home sales with national, regional and local developers and homebuilders, individual resales of existing homes and condominiums and available rental housing. We also compete for the acquisition of developed and undeveloped land on which to build homes or from which to sell lots. Our primary competitors are Pulte Homes, Drees Homes, and Centex Homes, one of which is privately owned and two of which are publicly owned entities. We are one of the leading builders in the Indianapolis area, and management believes we compete favorably as a result of quality construction and features, land development expertise, knowledge of the local real estate market and governmental permitting and approval process, and a favorable reputation in the Indianapolis area.

Government Regulation and Environmental Matters. In order to develop land in the Indianapolis area, we must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. Obtaining the many necessary government approvals and permits for residential developments in the Indianapolis area is an extended process that generally takes approximately nine to twelve months and can involve a number of different governmental jurisdictions and agencies and considerable expense. We generally do not have any rights to develop a community until after we have received all required government approvals and permits. As with many other states throughout the country, Indiana has recently adopted legislation that allows municipalities to impose impact fees as a means of defraying the costs of providing certain governmental services and improvements to developing areas.

Additionally, we, through our mortgage broker affiliate, FirstSource Capital, LLC, are subject to the rules and regulations of the Federal Department of Housing and Urban Development's insured mortgage program. FirstSource Capital is also subject to the Indiana Department of Financial Institution's rules relating to mortgage brokers as it is a licensed mortgage broker under, and subject to the rules and regulations of the Indiana Loan Brokers Act, Ind. Code Sec. 23-2-5 *et seq.* Although FirstSource Capital originates mortgage loans, neither it nor we are required to be licensed as a financial institution, thus neither is subject to federal or state laws for the regulation of financial institutions.

We are also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health, worker safety and the environment. These laws may result in delays, cause us to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to purchasing a parcel of land, we generally evaluate such land for the presence of hazardous or toxic materials, wastes or substances. To date, we have not experienced any material delays as a result of these laws, and our operations have not been materially affected by the presence or potential presence of such materials.

Employees. Within the Estridge Companies, all employees are employed by the Company. As of December 31, 2006, the Company had 141 full-time employees. These employees were assigned to the Estridge Companies as follows: the Company and subsidiaries Ameritage Homes, LLC and Estridge Design Services LLC, 105; the Custom Company, 23; the Development Company, 5; First Mile Services, LLC, 6; and, FirstSource Capital, LLC, 3. None of our employees are covered by collective bargaining agreements, and management believes that few of the subcontractors that we engage are represented by labor unions or are subject to collective bargaining arrangements. Management believes that our relations with our employees and subcontractors are good.

Legal Proceedings. From time to time the Company and its affiliated entities become involved in legal proceedings. Such proceedings generally consist of construction defects, products liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. The Company is generally successful in reaching an amicable resolution of these claims with the affected homeowners. Further, the

Company does not believe that these claims have a material adverse impact on its financial condition or results of operations.

2006 Financial Results. During the fiscal year ended September 30, 2006, the Company and its subsidiaries experienced a net loss of approximately $3.0 million, compared to net income of approximately $2.8 million in 2005. Our operating results in 2006 were adversely affected by three factors: (i) softening of the residential real estate market, (ii) delays in opening new developments, and (iii) investment in start-up operations.

Housing Market. The Indianapolis housing market has experienced a slow down since the summer of 2005. Permits for new home construction were off by approximately 16% for the first nine months of calendar 2006. These market conditions have adversely affected sales in our existing communities. Our closings and backlog through September 30, 2006, in communities open in both of the last two years are down by approximately 18%, which is indicative of the market.

Development Delays. In fiscal 2006, we opened seven new communities. Six of these communities represented replacements of existing communities and one was a new community. We had planned to open models in all of these locations in time for the spring 2006 selling season. However, the openings of all of these models were delayed due to development issues, including weather, delays caused by municipalities and construction delays. Much of the spring sales season in these communities was spent in temporary sales trailers and models in nearby communities. We believe these delays cost us approximately 30 sales in these new communities. By the end of our third quarter in 2006, these new communities were fully opened.

Start-up Operations. In 2006, Ameritage Homes and The HomExperience (our design studio) began operations, and we began the planning and development of Estridge Designer Gallery (a new product line). As a result of start-up expenses, each contributed to a higher loss experienced by the Company. Ameritage Homes, offering homes in the low to mid $200,000s, is open in its first community and had seven closings in fiscal year 2006. Estridge Designer Gallery, offering homes in the $600,000 to $800,000 range, will open for sales in January, 2007 and is expected to begin closing home sales in the fourth quarter of fiscal year 2007. The HomExperience began operating in February 2006. As a result of the HomExperience, options and upgrades to Estridge Collections homes have increased by an average of over $10,000 per home. Few home sales closed in fiscal year 2006 that were fully integrated into the new design studio process.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Estridge Companies build single family homes and develop residential communities in the Indianapolis, Indiana metropolitan area with a primary emphasis on Hamilton County, Boone County and Hendricks County, Indiana. The Estridge Companies have been in operation for 40 years. In 2006, the Estridge Companies delivered 285 homes in the Indianapolis area, making it one of the largest homebuilders in the area. The Estridge Companies are currently operating sales offices in 20 communities in the Indianapolis area. Several additional communities are in the planning and development stages.

Results of Operations

For the year ended September 30, 2006, the Company and its subsidiaries reported a consolidated net loss of $3,014,141 on revenues of $109,731,946. For the year ended September 30, 2005, the Company and its subsidiaries reported consolidated net income of $2,756,333 on revenues of $143,329,298. Prior to fiscal 2006, the Estridge Companies had not incurred a loss in 20 years. The loss experienced by the Company in fiscal 2006 resulted primarily from the lower volume of homes delivered.

Homes delivered declined in fiscal 2006 compared to fiscal 2005, from 409 in 2005 to 285 in 2006. The decline in homes delivered was due to due to: i) the Estridge Companies experienced a 20% decrease in homes delivered in communities operating in both fiscal 2005 and fiscal 2006. We believe that this decrease is primarily attributable to market conditions. At average margins per home, the impact from market conditions is estimated to be a decrease in contribution margin of approximately $2,280,000; ii) the second major factor affecting volume and fiscal 2006 operating results is delays in opening new communities. We believe these delays negatively impacted our contribution margins by approximately $2,100,000; and, iii) the third major factor negatively impacting volume and fiscal 2006 operating results is approximately $1,750,000 of contribution margin received from communities operating in fiscal 2005 that were completed and closed in fiscal 2006.

The Estridge Companies' homes are offered for sale in advance of their construction, except for a program under which the Estridge Companies builds a limited number of speculative homes per community to market to buyers who need a home to be available immediately (e.g., relocations.) The Estridge Companies' backlog represents the number of homes for which a purchase contract has been executed and an initial deposit received. Backlog can be considered to reflect the number of in-process homes sold at a given point in time. The backlog of homes declined from 72 at September 30, 2005 to 69 at September 30, 2006. This is reflective of market conditions. Challenging market conditions in the housing industry have placed downward pressure on the Estridge Companies new home contract sales. The major factors contributing to these challenging market conditions include increasing levels of existing and new home inventory, decreasing consumer confidence as reluctant homebuyers delay their purchase decisions, and rising interest rates.

For the three months ended December 31, 2006, the Company and its subsidiaries reported a consolidated net loss of $1,274,555 on revenues of $22,517,233, compared to a loss of $1,092,475 on revenues of $20,826,126 for the same period of the prior year. Revenues increased for the period due to an increase in homes delivered from 50 in 2005 to 57 in 2006. The increased net loss was a result of higher operating expenses related to operation of the HomExperience design studio, which was not open during the same period last year. The number of homes in backlog decreased from 63 at December 31, 2005 to 56 at December 31, 2006, reflecting a continuation of challenging market conditions.

Gross Margin for fiscal 2006 was $21,249,012 or 19.4%, compared to $31,428,286 or 21.9% for 2005. The primary factor driving this decrease on a percentage basis was increased concessions and discounts incurred during fiscal 2006 in response to market conditions. These concessions and discounts primarily took the form of increased customer specifications and upgrade allowances as well as paying certain finance and closing related costs. It is the policy of the Estridge Companies not to discount base retail home prices in response to market conditions. This policy of including additional customer specifications instead of reducing base home prices maintains home sales prices within a community, providing some protection against future decreases in home values caused by the effect that homes sold at reduced prices have when used as comparable sales for future appraisals within a community. Management believes this increases both the long-term value proposition to the purchaser of an Estridge home as well as allowing the Estridge Companies to maintain pricing position for its homes in the market.

For the three months ended December 31, 2006, gross margin was $3,859,661, or 17.1%, compared to $3,598,899, or 17.3% for the same period of the prior year. Although the gross margin percentage could continue to deteriorate slightly for the remainder of fiscal 2007, this deterioration is expected to reverse when market conditions improve.

Operating Expenses (including Selling and General and Administrative expenses) increased from $24,009,917 during fiscal 2005 to $25,248,550 in 2006. There were no significant shifts in the composition of these expenses between the two periods. The increase in operating expenses of $1,238,633, or 5% of fiscal 2005 expenses, was primarily due to annual wage increases and expenses related to operating The HomExperience, the Estridge Companies' new and expanded design studio that opened during fiscal 2006.

For the three months ended December 31, 2006, operating expenses were $5,881,631, compared to $5,309,791 for the three months ended December 31, 2005. This increase in 2006 was primarily related to operating costs of the HomExperience design studio, which was not yet open in 2005. During fiscal 2007, management has restructured the sales management, construction, and general and administrative areas of the Company in order to reduce operating expenses. We believe this restructuring will amount to savings in excess of $1 million in fiscal 2007.

Income Tax Expense for fiscal 2005 was $2,050,247 or 39.1% of income related to taxable entities before minority interest entities. For 2006, the income tax benefit on the loss from taxable entities before minority interest entities was $1,907,425 or 42%. The Estridge Companies' net deferred tax asset increased to $2,726,814 as of September 30, 2006 from $870,609 at September 30, 2005 related primarily to net operating losses. Statement of Financial Accounting Standards 109, "Accounting for Income Taxes," requires a valuation allowance to reduce the deferred tax assets reported if the Estridge Companies had federal tax operating loss. Based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the evidence, both positive and negative, management has determined that no valuation allowance is necessary to reduce the deferred tax assets.

For the three months ended December 31, 2006, the estimated income tax benefit was $781,179, or 38% of the net loss, compared to $669,583, or 38% of the net loss, for the same period in the prior year. The Company's deferred tax asset increased to $3,507,933 at December 31, 2006 from $2,726,814 at September 30, 2006.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a more-likely than not recognition threshold as well as a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management has determined that no valuation allowance is necessary to reduce the deferred tax asset. See notes A and J of Notes to Consolidated Financial Statements for additional disclosure and discussion regarding income taxes.

Minority interest in variable interest entities represents the net income of consolidated variable interest entities. Variable interest entities are entities controlled by another entity through means other than voting rights. The following table lists consolidated variable interest entities and related net income amounts:

	Year Ended September 30,		Quarter Ended December 31,	
	2006	2005	2006	2005
Paul E. Estridge Corp.	1,017,288	1,550,249	165,013	234,346
Estridge Development Company, Inc.	(598,069)	250,976	(81,933)	(230,077)
FirstSource Capital, LLC	332,314	613,297	(20,211)	15,510
BCE Associates I, LLC	21,600	0	(34,659)	0
BCE Associates II, LLC	145,881	0	(45,150)	0
BCE Associates III, LLC	0	0	0	0
BCE Associates IV, LLC	0	0	0	0
Estridge Investment Co., LLP	74,450	88,466	31,950	38,867
Total	993,464	2,502,968	15,010	58,646

Minority interest in variable interest entities decreased to $993,464 for fiscal 2006 from $2,502,968 for fiscal 2005. Net income of the Paul E. Estridge Corp., decreased by $532,963 to $1,017,287 for fiscal 2006, primarily due to increased sales and marketing expenses related to operating in additional communities in fiscal 2006. Estridge Development Company, Inc., net income decreased by $849,045 to a net loss of $598,068 for fiscal 2006 and FirstSource Capital, LLC, net income decreased by $280,983 to $332,314 for fiscal 2006. These decreases are related to the decreased business activity generated by the Company in fiscal 2006. For the three months ended December 31, 2006, minority interest in variable interest entities was $15,010, compared to $58,646 for the same period in the prior year.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 ("FIN 46-R") in December 2003 which modifies and clarifies various aspects of the original interpretations. We have fully implemented Fin 46-R in the presentation of the accompanying financial statements. See note S in Notes to Consolidated Financial Statements for additional disclosure and discussion regarding the implementation of FIN 46-R.

Inflation. Our business is significantly affected by general economic conditions of the Indianapolis metropolitan area and, particularly, by the impact of interest rates. Higher interest rates may decrease our potential market by making it more difficult for homebuyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them.

In recent years, we have generally been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. As we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date construction is started on a home through the delivery date. However, in certain situations, unanticipated costs may occur between the time of start and the delivery date,

Critical Accounting Policies

The preparation of the Estridge Companies' Consolidated Financial Statements requires the Estridge Companies to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Estridge Companies evaluates its estimates, including those related to revenue recognition, impairment of real estate assets, capitalization of costs, environmental liability exposure, miscellaneous litigation reserves, and income taxes. The Estridge Companies bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Estridge Companies believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the Consolidated Financial Statements.

Estimates. Reserves for the estimated cost of homes under warranty are recorded in the period in which the related home is closed and are based on historical experience and trends. Should actual warranty experience change, revisions to the estimated warranty liability would be required.

Estimates for the costs to complete land development are recorded upon completion of the related land development project. Estimates for land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each subdivision and are based on detailed budgets for the land development project and historical experience and trends. If actual costs or the total number of lots developed changes, significant variances may be encountered.

Revenue Recognition. Revenues for the Estridge Group and Ameritage are recognized in accordance with Statement of Financial Accounting Standard 66 (SFAS 66). Revenues are recognized when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Estridge Companies have no continuing involvement with the property.

Revenues for Paul E. Estridge Corp. are recognized in accordance with SFAS 66: (a) when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Estridge Companies have no continuing involvement with the property, or (b) under the percentage of completion method based on the costs incurred relative to total estimated costs where Paul E. Estridge Corp. is a general contractor.

Estridge Development Company, BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC and BCE Associates IV, LLC recognize revenues upon the sale of completed lots. All revenues are from companies included in The Estridge Group's consolidated financial statements. Accordingly, all of these revenues have been eliminated in consolidation. Completed lots generally include site acquisitions, surveys, land development and other items necessary prior to commencement of residential building.

Capitalization of Costs. Capitalized costs are stated at the lower of cost or estimated net realizable value. Home construction costs consist of materials, subcontracts, and certain indirect costs associated with the construction of a residential unit. Capitalized interest is included as a component of construction in process and lot inventory and land development costs on the Estridge Companies' consolidated balance sheets.

Lot Inventory, Land Development Costs and Construction in Progress. The Estridge Companies use the specific identification method for the purpose of accumulating costs associated with home construction. Lot inventories and land development costs are recorded at cost, unless they are determined to be impaired, in which case the impaired assets are written down to fair value less cost to sell in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). In addition to the costs of direct land acquisition, land development and related costs (both incurred and estimated to be incurred) and home construction costs, inventories include capitalized interest, real estate taxes and certain indirect costs incurred during land development and home construction. Such costs are charged to cost of sales simultaneous with revenue recognition. Land Development Costs are allocated to individual lots on a pro-rata basis. Home construction costs are also recorded at cost and are included in construction in process. When a home is closed, all incurred costs necessary to complete the home may have not been paid. As homes close, home construction budgets and contracts are compared to actual recorded costs to date to estimate the additional costs to be paid to subcontractors related to the home. A liability is recorded and a corresponding charge to cost of sales is recognized for the amount estimated to be ultimately paid related to that home. The accuracy of this estimate is monitored by comparing actual costs incurred in subsequent months to the estimate. Although actual costs to complete in the future could differ from the estimate, this method has historically produced consistently accurate estimates of actual costs to complete closed homes.

Consolidated Land Inventory Not Owned. In order to ensure the future availability of land for homebuilding, the Estridge Companies enter into option purchase agreements (agreements) for undeveloped land and developed lots with unaffiliated third parties and variable interest entities described in Note A under Nature of Operations. Under these agreements, the Estridge Companies pay stated deposits or provide letters of credit in consideration for the right to purchase land at a future time at predetermined prices. These options generally do not contain performance requirements from the Estridge Companies nor obligate the Estridge Companies to purchase the land. Deposits related to these agreements are included in the consolidated balance sheet in other assets. To the extent the Estridge Companies do not exercise the option to purchase such land, the amount of the land option deposit, any letters of credit, as well as development costs incurred to date, generally represent the Estridge Companies maximum exposure to loss.

Consolidation of Variable Interest Entities. In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 ("FIN 46-R") in December 2003 which modifies and clarifies various aspects of the original interpretations. Variable interest entities are entities controlled by another entity through means other than voting rights. FIN 46-R provides guidance on determining whether and how a business enterprise should consolidate a variable interest entity. FIN 46-R requires significant use of judgment and estimates in determining its application.

Environmental Liability Exposure. Development and sale of real property creates a potential for environmental liability on the Estridge Companies' part as owner and developer, for its own acts as well as the acts of prior owners of the subject property or owners or past owners of adjacent parcels. If hazardous substances are discovered on or emanating from any of its properties, the Estridge Companies and prior owners may be held liable for costs and liabilities relating to those hazardous substances. The Estridge Companies generally undertake environmental studies in connection with property acquisitions. In the event the Estridge Companies incur environmental remediation costs, including clean up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean up, litigation defense, and the pursuit of responsible third parties, if these costs are incurred in connection with properties the Estridge Companies previously sold, then they are expensed. The Estridge Companies capitalize costs relating to land under development and undeveloped land as part of development costs. Costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold. Should a previously undetected, substantial environmental hazard be found on the Estridge Companies' properties, significant liquidity could be consumed by the resulting clean up requirements and a material expense may be recorded. Further, governmental regulation on environmental matters affecting residential development could impose substantial additional expense on the Estridge Companies, which could adversely affect results of operations or the value of properties owned under contract, or purchased by the Estridge Companies.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to fixed assets (use of different depreciation methods and lives for financial statement and income tax purposes), and certain accrued expenses (use of accrual method for financial statement purposes and cash method for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes. Adjustments may be required by a change in assessment of deferred tax assets and liabilities, changes due to audit adjustments by Federal and State tax authorities, and changes in tax laws. To the extent adjustments are required in any given period, the adjustments would be included within the tax provision in the statement of operations and/or balance sheet. These adjustments could materially impact our financial position and results of operations and liquidity.

Liquidity and Capital Resources

Our financing needs depend on sales volume, asset turnover, land acquisition, inventory balances and growth targets. We have incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of our land development and homebuilding activities. A detailed summary of the Estridge Companies' indebtedness as of fiscal years ending September 30, 2005 and 2006 is set forth in Note D on pages F-23 through F-29 of this Offering Circular. During fiscal 2007, we currently intend to purchase additional land, funded by secured borrowings. We continue to purchase some lots from outside developers under agreements. Principal payments due on outstanding indebtedness of $85,298,428 as of September 30, 2006 are as follows:

Year Ending September 30		
2007	$	52,051,776
2008		21,180,306
2009		9,836,404
2010		1,466,492
2011		72,012
Thereafter		691,438

On an ongoing basis, the Estridge Companies require capital to purchase and develop land, to construct units, to fund related carrying costs and overhead and to fund various advertising and marketing programs to facilitate sales. These expenditures include site preparation, roads, water and sewer lines, impact fees and earthwork, as well as the construction costs of the homes and amenities. The Estridge Companies sources of capital include funds derived from operations, various bank borrowings, most of which are secured, and limited liability partnerships.

The Estridge Companies obtain land acquisition and development funding on a project-by-project basis. Land acquisition and development loans are secured by the related project's real property. The annual interest rate on each of these loans ranges from prime to prime plus 1%. These loans are scheduled to mature at various times through June 2008. The loan agreements contain customary representations and covenants, including loan to value limitations and limitations on the maximum principal amount that can be outstanding at any time.

The Estridge Companies' current construction loans are revolving credit arrangements provided by established commercial lenders in the Indianapolis area. These loans are secured by the homes under construction. The Estridge Companies draw down available funds from these credit facilities from time to time throughout the construction process, generally up to 80% of the value of the new home. The credit facilities are repaid in the normal course of business as each home closes with the amount of the repayment equal to 100% of the construction loan attributable to that home. Annual interest rates on these credit facilities range from LIBOR plus 300 basis points to prime plus 1% and are scheduled to mature in increments from time to time between April 2007 and February 2009. The loan agreements contain customary representations and covenants, including loan to value limitations, limitations on the maximum principal amount that can be outstanding at any time and limits on the number of speculative and model homes at any one time. As of December 31, 2006, the total amount of credit available under construction loans was $59,750,000; outstanding balances were $34,706,577; and available credit was $25,043,423. The Estridge Companies have no revolving credit arrangements other than construction loans.

The Estridge Companies have no planned or committed material capital expenditures or future material funding requirements. Consistent with the historical results of the Company, current operations will be funded through ongoing operations, including proceeds from future home closings and borrowings under available credit facilities. The Estridge Companies believe that funds generated from these sources will provide sufficient capital for the Estridge Companies to meet existing operating needs.

As of December 31, 2006, net working capital on the consolidated balance sheet was $22,212,502. This amount consists of cash, accounts and related party receivables, costs and estimated earnings in excess of billings, lot and land inventory and construction in progress, less notes payable, accounts payable, due to stockholder, estimated completion costs, billings in excess of costs and estimated earnings, customer deposits, and estimated warranty costs.

Cash Flow Statement. Net cash used in operating activities for the year ended September 30, 2006 was $28,456,013, compared to net cash used in operating activities for the year ended September 30, 2005 of $14,657,091. This increase was primarily attributable to the swing in net income of ($5,770,415), the change in net income attributable to minority interests in variable interest entities of ($1,509,504), the change in construction in process of ($3,902,167), and the change in the deferred tax asset of ($3,656,554). Construction in process increased due to the homes in backlog and speculative homes at September 30, 2006 being generally more complete on a percentage of cost basis than were the homes in backlog and speculative homes at September 30, 2005.

For the three months ended December 31, 2006, net cash used in operating activities was $7,762,469, compared to $18,586,772 for the same period in the prior year. This decrease was primarily attributable to the change in construction in progress of ($5,367,688), and the change in accounts payable of $5,278,633. The decrease in construction in progress reflects a decrease in inventory of speculative homes compared to the previous year. The increase in accounts payable relates to the timing of payments to sub contractors as those payments relate to the timing of borrowings under construction lines of credit.

Net cash used in investing activities for the year ended September 30, 2006 was $2,749,142, compared to $1,979,731 for the year ended September 30, 2005. This decrease was attributable to the purchase of property and equipment.

For the three months ended December 31, 2006, net cash used in investing activities was $332,813, compared to $904,817 for the same period of the prior year. For both periods, these amounts represented purchases of property and equipment.

Net cash provided by financing activities for the year ended September 30, 2006 was $29,506,929, compared to $17,690,743 for the year ended September 30, 2005. The increase in net cash provided by financing activities in 2006 was primarily attributable to capital contributions in minority equity in variable interest entities during the year ended September 30, 2006. Borrowings on notes payable decreased from $118,073,803 for fiscal 2005 to $110,773,455 for fiscal 2006, while payments on notes payable also decreased from $97,879,702 for fiscal 2005 to $91,449,692 for fiscal 2006. The operating activities of the Estridge Companies are principally financed through notes payable. These decreases in notes payable relate primarily to the decrease in business activity as reflected by reduced revenues in fiscal 2006, as well as to a decrease in re-finance activity on land holdings.

For the three months ended December 31, 2006, net cash provided by financing activities was $7,542,287, compared to $18,840,752 for the same period of the prior year. This decrease is attributable to a decrease in net borrowings on notes payable of $5,821,088, and a decrease in contributions from minority interest in variable interest entities of $4,270,000. Borrowings and payments on notes payable decreased by $10,363,542 and $4,542,454 due to reduced financing and re-financing activities related to land holdings.

Lot Positions

Lot inventory and land development costs of $100,329,578 on the Consolidated Balance Sheet as of December 31, 2006, is comprised of finished building lots in home building inventory of $16,464,697, land and development costs related to land currently under development of $40,000,616 and undeveloped land of $43,864,265.

Consolidated land inventory not owned of $40,652,916 on the Consolidated Balance Sheet as of December 31, 2006, is land which the Estridge Companies have agreements to purchase and is comprised of 420 building lots with a total approximate purchase price of $33,638,326 and undeveloped land with an aggregate purchase price of $7,014,590. The Estridge Companies have the right to cancel these agreements and forfeit any deposits.

As of December 31, 2006, through land included in "Lot inventory and land development costs," and "Consolidated land inventory not owned," the Estridge Companies control approximately 3,108 building lots.

RECENT EVENTS

Loan Covenants. The Company received a letter from National City Bank dated November 14, 2006, which indicated that as of October 17, 2006, the Company was not in compliance with the terms of certain covenants in its borrowing documents. Specifically, the letter stated that the Company was in violation of a covenant limiting the length of time that its homes could remain financed and unsold, in that three of the Company's homes exceeded the allowed repayment period. Additionally, the Company was informed that it exceeded the limitations related to the aggregate financing from all sources for speculative housing. This noncompliance related to the borrowing documents with National City Bank did not affect any other material loan document to which the Company is a party.

Following receipt of the letter, the Company refinanced the three houses identified in the letter with another bank. On February 9, 2007, National City Bank waived the non-compliance identified in its November 14, 2006 letter to the Company. In connection with this waiver, National City Bank limited the amount of borrowings by the Company with National City Bank to $5,000,000 and extended until June 30, 2007, the maturity of the borrowings with National City Bank. As of May 29, 2007, the Company had $1,674,394 in outstanding borrowings with National City Bank.

The Company received a letter from RBC Builder Finance dated January 20, 2007, which indicated that as of September 30, 2006, the Company was not in compliance with the terms of certain covenants in its borrowing documents. Specifically, the letter stated that the Company was in violation of the leverage ratio requirements and spec ratio requirements. In this letter, RBC Builder Finance agreed to forbear from taking any action against the Company on this matter until May 22, 2007. This noncompliance related to the borrowing documents with RBC Builder Finance did not affect any other material loan document to which the Company is a party.

Following receipt of the letter, the Company and RBC Builder Finance agreed to modify the terms of the borrowing documents and the Company is now in compliance with the borrowing documents. As of May 29, 2007, the Company had $5,106,204 in outstanding borrowings with RBC Builder Finance.

DESCRIPTION OF PROPERTY

Facilities. We currently lease approximately 21,000 square feet of office space for our headquarters in Carmel, Indiana, pursuant to a lease with Clay Terrace Partners, LLC, an unrelated third party, for an aggregate annual rent of approximately $400,000. The term of this lease ends on November 30, 2015, subject to certain extensions.

We also entered into a lease with Clay Terrace Partners, LLC, for the HomExperience, our design studio. The HomExperience is a retail facility which contains approximately 7,400 square feet. The term of this lease ends on May 31, 2015, subject to certain extensions.

Though the facilities used for our headquarters and for the design studio are fully utilized, management believes that these facilities are suitable and adequate for the conduct of our business for the foreseeable future.

Copies of the Company's leases with Clay Terrace Partners, LLC, are attached as Exhibits 6.1, 6.2 and 6.3 to the Offering Statement of which this Offering Circular is a part.

MANAGEMENT

Executive Officers and Managers

Our business and affairs are ultimately directed by Paul E. Estridge, Jr. who is the sole shareholder and the sole director of the Development Company and the Custom Company. Additionally, he is the sole director and owns 95% of the capital stock of the Company.

The Estridge Group, Inc.

Board of Directors –	Paul E. Estridge, Jr. is the sole director of the Company (since 1983)
Officers –	Paul E. Estridge, Jr. is the President of the Company (since 1983)
	Michael Keller is the Treasurer and Secretary of the Company (since 1989)

Estridge Development Company, Inc.
(the "Development Company")

Board of Directors –	Paul E. Estridge, Jr. is the sole director of Estridge Development Company, Inc. (since 1983)
Officers –	Paul E. Estridge, Jr. is the President of Estridge Development Company, Inc. (since 1983)
	Michael Keller is the Treasurer and Secretary of Estridge Development Company, Inc. (since 1989)

Paul E. Estridge Corp.
(the "Custom Company")

Board of Directors –	Paul E. Estridge, Jr. is the sole director of Paul E. Estridge Corp. (since 1983)

Officers – Paul E. Estridge, Jr. is the President of Paul E. Estridge Corp.(since 1983)

Michael Keller is the Treasurer and Secretary of Paul E. Estridge Corp. (since 1989)

The following is a list of the Senior Management Team of the Estridge Companies:

Paul E. Estridge, Jr., age 49 – President and Chief Servant (since 1983)
Mr. Estridge founded the Company in 1983, the Development Company in 1989, First Mile Technologies in 1999, Lockerbie Townhomes in 2000, FirstSource Capital in 2001, and Ameritage Homes in 2004. He purchased the Custom Company from his father in 1992. He is active in the Young President's Organization, Grace Community Church, and many charitable and civic organizations. He is a graduate of the University of Evansville with a degree in Business Administration – Real Estate. Mr. Estridge is the brother-in-law of Gary McNutt.

Michael Keller, age 45 – Managing Partner, General Manager and CFO (since 1989)
Mr. Keller has been with the Estridge Companies for 17 years, previously serving in the position of Controller of the Company. He is a graduate of the University of Evansville with a degree in business administration.

Randy McNutt, age 48 – Executive VP Sales (since 1985)
Mr. McNutt is responsible for sales management. He has been with the Estridge Companies for 21 years, previously serving in the roles of sales consultant, sales manager, marketing, and general management of the Company. He has a business degree from Indiana University. Mr. McNutt is the brother of Gary McNutt.

Paul Hayes, age 44 – VP Finance and Controller (since 1997)
Mr. Hayes is responsible for corporate finance, as well as all accounting functions of the Company. He holds an accounting degree from Ball State University and is a CPA. He has been with the Estridge Companies for nine years. Prior to joining the Estridge Companies, Mr. Hayes was financial reporting controller for Simon Property Group.

Todd Fenoglio, age 43 – VP Product Development and Internal Production (since 2005)
Mr. Fenoglio is responsible for product development, internal production, and architectural services. He has a degree in architecture from Ball State University and is a registered architect and member of AIA. Todd has been with the Estridge Companies for five years. He also served as President of Precedent Homes in Indianapolis.

Gary McNutt, age 49 – Executive VP Paul E. Estridge Corp. (since 1983)
Mr. McNutt has been employed by the Estridge Companies for 22 years. He is responsible for the sales and marketing of Paul E. Estridge Corp. Gary graduated from Indiana University with a degree in business. Mr. McNutt is the brother-in law of Paul E. Estridge and the brother of Randy McNutt.

Brad Love, age 47 – Executive VP Paul E. Estridge Corp. (since 1987)
Mr. Love is responsible for the external and internal operations of the Estridge Companies. He has been with the Estridge Companies for 18 years, also serving in management of internal production for the Company. Brad holds a degree in civil engineering from the University of Evansville.

Remuneration of Officers and Directors

The following table sets forth information with respect to the aggregate annual remuneration paid by the Estridge Companies for services rendered during the fiscal year ended September 30, 2006 to the three most highly compensated executive officers of the Estridge Companies. The Estridge Companies are not a party to an employment agreement with any of the executive officers of the Estridge Companies.

Summary Compensation Table

Name of Individual and Principal Capacities in Which Served	Year	Annual Remuneration
Paul E. Estridge, Jr. President and Chief Servant	2006	$600,000
Gary McNutt Executive Vice President, Paul E. Estridge Corp.	2006	$241,194
Brad Love Executive Vice President, Paul E. Estridge Corp.	2006	$236,194

Description of Companies and Security Ownership of Management and Certain Securityholders[1]

The Estridge Group, Inc.

The Estridge Group, Inc. (also referred to herein as the "Company") is an Indiana corporation engaged in the business of constructing single family homes.

The following table sets forth the names and addresses of each of the shareholders of the Company and their respective ownership interests:

[1] Copies of the Organizational Documents of Paul E. Estridge Corp. (Exhibits 2.2 and 2.3), The Estridge Group, Inc. (Exhibits 2.4 and 2.5) and Estridge Development Company, Inc. (Exhibits 2.6 and 2.7) are attached to the Offering Statement of which this Offering Circular is a part.

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 15747 Oak Road Carmel, Indiana 46033	1,512,014	95%
Common Stock	Michael J. Keller **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 1531 Redwood Drive Carmel, Indiana 46032	15,501	1%
Common Stock	Randy McNutt **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 3093 West 166th Street Westfield, Indiana 46074	15,501	1%
Common Stock	Gary McNutt **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 856 Wedgewood Lane Carmel, Indiana 46033	15,501	1%
Common Stock	Brad Love **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 15925 Oak Park Court Westfield, Indiana 46074	15,501	1%

Common Stock	Charlie Scott **Residence** 12040 Durbin Drive Carmel, Indiana 46032	15,501	1%
Common Stock	Officers and Directors as a Group (6 persons)	1,589,519	100%

There are no outstanding options, warrants or rights to purchase capital stock of the Company.

The Company has the following wholly-owned subsidiaries: Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC. The officers and directors of the Company serve in the same capacities as the officers and directors of Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC.

Estridge Development Company, Inc.

Estridge Development Company, Inc. (also referred to herein as the "Development Company") is an Indiana corporation engaged in the business of land acquisition and the development of residential communities in which the Company will be the home builder.

The following table sets forth the name and address of the sole shareholder of Estridge Development Company, Inc. and his ownership interest:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	100	100%

There are no outstanding options, warrants or rights to purchase capital stock of Estridge Development Company, Inc.

Paul E. Estridge Corp.

Paul E. Estridge Corp. (also referred to herein as the "Custom Company") is an Indiana corporation engaged in the business of building custom homes generally outside of communities developed by the Development Company.

The following table sets forth the name and address of the sole shareholder of Paul E. Estridge Corp. and his ownership interest:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	100	100%

There are no outstanding options, warrants or rights to purchase capital stock of Paul E. Estridge Corp.

The following is a summary of the ownership, management and description of the remaining Estridge Companies:

BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC, BCE Associates IV, LLC

These Indiana limited liability companies are each managed by their manager, the Development Company. The Development Company and third-party equity investors are the only members of these companies. The purpose of these companies is to provide development financing for specific residential developments in which the Company is the exclusive builder. These companies own and develop the real estate and sell finished lots to the Company pursuant to lot sales agreements. Each development is financed through a loan from a financial institution which is guaranteed by the Company, the Guarantors and Mr. Estridge. The Development Company expects no distributions or returns from the limited liability companies. The limited liability companies and the lot sales agreements are structured so that the third-party equity investors are paid a fixed priority return of 19.5% per annum with no cash flow remaining for the Development Company. The Company through the lot sales agreements and the Development Company through the operating agreement are obligated to provide the funds necessary for the equity investors to receive the priority return. Further, Mr. Estridge has guaranteed substantially all of the priority return. During the first quarter of fiscal 2007, the Development Company and a third-party equity investor established BCE Associates IV, LLC to finance the acquisition of real estate to be held for development. The Development Company is the manager of BCE Associates IV, LLC. The third-party equity investor will receive a fixed priority return of 19.5% per annum from BCE Associates IV, LLC with no cash flow remaining for the Development Company. Copies of the Operating Agreements for each of BCE I, BCE II, BCE III, and BCE IV are attached as Exhibits 2.8, 2.9, 2.10 and 2.11, respectively, to the Offering Statement of which this Offering Circular is a part.

Estridge Investment Co., LLP

Estridge Investment Co., LLP is an Indiana limited liability company engaged in the business of holding a single parcel of commercial real estate. This real estate formerly housed the headquarters of the Estridge Companies and is now being subleased by the Company to third-parties.

This company is currently owned 50% by Paul E. Estridge, Sr. and 50% by Paul E. Estridge, Jr. The Company currently leases its former headquarters from Estridge Investment Co., LLP and guarantees the borrowing of Estridge Investments.

FirstSource Capital, LLC

FirstSource Capital, LLC is an Indiana limited liability company engaged in the business of providing mortgage brokerage services to the customers of the Company.

This company is owned and managed by Paul E. Estridge, Jr.

Subsidiaries of The Estridge Group, Inc.

The subsidiaries of the Company are their related business are provided below.

Ameritage Homes, LLC

Ameritage Homes, LLC is an Indiana limited liability company engaged in the business of single family home construction in the low to mid $200,000s which is a lower price point from the homes built by the Company. Ameritage Homes, LLC is wholly-owned by the Company and managed by the officers of the Company.

Estridge Design Services, LLC

Estridge Design Services, LLC is an Indiana limited liability company engaged in the business of operating a design studio for our customers and related retail operation. Estridge Design Services, LLC is wholly-owned by the Company and managed by the officers of the Company.

First Mile Services, LLC

First Mile Services, LLC is an Indiana limited liability company engaged in providing phone, internet, cable television and security monitoring services to a limited number of the communities developed by us. First Mile Services, LLC is wholly-owned by the Company and operates its business through its subsidiaries: First Mile Entertainment, LLC, First Mile Capital, LLC, and First Mile Investments, LLC. The First Mile entities are managed by the officers of the Company.

CERTAIN TRANSACTIONS

Affiliate Transactions

It has been the policy of the Company and the Guarantors that any transaction between the Company or the Guarantors and an officer, director or affiliate, including any future loans between the Company or the Guarantors and an officer, director or affiliate, be on terms no less favorable to the Estridge Companies than could be obtained from an unaffiliated third party. Future loans to officers, directors and shareholders who hold greater than 5% of the outstanding stock of the Company will be for bona fide business purposes and will be approved by a majority of the directors including a majority of the disinterested members of the Board of Directors of the Company. Because Paul E. Estridge is currently the sole director of the Company, the Company will not be able to enter into a loan with him unless an additional director is added.

Paul E. Estridge Corp. has various notes payable to related parties accruing interest at rates from prime to prime plus 2%. The notes are payable on demand after thirty days notice from the related parties. The balance of this related party debt was $785,865 as of December 31, 2006, and consists of the following:

Note Holder	Relationship	Amount	Interest Rate
Robert and Dorothy Hindman	Aunt/Uncle of Paul Estridge Jr.	115,000	Prime
Carol Estridge	Mother of Paul Estridge Jr.	32,000	Prime + 2%
Paul Estridge, Sr.	Father of Paul Estridge Jr.	80,000	Prime + 2%
Lou Ann Estridge	Aunt of Paul Estridge Jr.	7,500	Prime
Don Estridge	Uncle of Paul Estridge Jr.	500,000	Prime + 2%
Jack and Lucille McNutt	Parents of Gary and Randy McNutt	50,000	Prime
Judy Estridge	Wife of Paul Estridge Jr.	1,365	Prime

785,865

Estridge Development Company, Inc. has a note payable to Paul E. Estridge, Jr., the President, sole director and sole shareholder of the Estridge Development Company, Inc., at a rate of prime plus 1.75% with annual principal payments of $220,000. The balance on this stockholder note payable amounted to $1,100,000 at December 31, 2006.

DESCRIPTION OF THE SUBORDINATED NOTES

The Notes will be issued under an indenture (the "Indenture") dated __________, 2007, between the Company and MainSource Bank, as Trustee, a copy of which is filed as Exhibit 9.1 to the Offering Statement of which this Offering Circular is a part. The Indenture will not be qualified under the Trust Indenture Act under claim of exemption for issuances of $10,000,000 or less. The Trustee will also act as Paying Agent with respect to the Notes. The following statements are brief summaries of the material provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to in this Offering Circular, it is intended that such provisions or defined terms be incorporated herein by reference. Article or section references in parentheses indicate the particular locations in the Indenture in which additional or more specific information can be found.

General

The Notes will be issued in an aggregate principal amount limited to $5,000,000. The interest rates and maturity dates are as follows:

2007 Subordinated Notes Due 2010 - interest rate of 10.5% per annum and a maturity date of _________, 2010

2007 Subordinated Notes Due 2012 - interest rate of 11% per annum and a maturity date of _________, 2012

2007 Subordinated Notes Due 2015 - interest rate of 11.5% per annum and a maturity date of _________, 2015

The Notes will bear interest from the date of issuance payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 2007 (for the period from the date of issuance through June 30, 2007) to the holders of record on the day preceding the interest payment date. (Sections 2.01, 2.02 and 4.01) The Notes are not convertible into common stock or other securities of the Company or any of the Guarantors.

Principal (and premium, if any) and interest will be payable at the office or agency maintained by the Company for such purpose in Carmel, Indiana, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register maintained by the Trustee. (Sections 2.03, 2.12 and 4.01)

The Notes will be issued only in registered form in denominations of $1,000, subject to a minimum initial purchase of $5,000, and any integral multiple thereof. (Section 2.02). At any time after the execution and delivery of the Indenture and upon the request of the Company, the Trustee shall authenticate and deliver Notes executed by the Company as provided in the Indenture. No Note shall be valid or obligatory for any purpose unless so authenticated. (Section 2.02). The Company may charge a reasonable fee for registering transfers of the Notes and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

Subordination of the Notes and Guarantees

The Notes and Guarantees represent unsecured general obligations of the Company and the Guarantors. The Notes and Guarantees are subordinated in right of payment to all Senior Indebtedness, whether outstanding as of the date of this Offering or thereafter incurred. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company or the Guarantors for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, (iii) indebtedness of the Company to any of its subsidiaries or affiliates (or from one subsidiary or affiliate to another), or (iv) indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limit on the amount of Senior Indebtedness the Company or the Guarantors may incur or have outstanding at any given time. (Article 6)

Guarantees of the Notes

The Notes will be guaranteed by the Guarantors (the "Guarantees"). The Guarantees will be unsecured obligations of the Guarantors and will be subordinated in right of payment to all existing and future Senior Indebtedness. Except for the Guarantors, no other of the Estridge Companies will guarantee the Notes.

Under the Guaranty Agreements the Guarantors irrevocably and unconditionally guarantee to each Noteholder the due and punctual payment in full of (i) the principal and interest on, and any other amounts due under, the Notes when and as the same shall become due and payable and (ii) any other sums which may become due under the terms and provisions of the Offering Circular, the Indenture or the Notes. Further, the Guarantors agree to pay and to indemnify and save each Noteholder harmless from and against any damage, loss, cost or expense which such Noteholder may incur or be subject to as a consequence, direct or indirect, of (i) any breach by the Guarantors or the Issuer of any warranty, covenant, term or condition in, or the occurrence of any default under the Guaranty Agreements, the Indenture or the Notes, and (ii) any legal action commenced to challenge the validity or enforceability of the Guaranty Agreements, the Indenture or the Notes. The form of the Guaranty Agreements was filed as Exhibit 3.3 to the Offering Statement of which this Offering Circular is a part.

Paul E. Estridge, Jr. has entered into a Reimbursement Agreement with each of the Guarantors of the Notes. Under the terms of the Reimbursement Agreement, Paul E. Estridge, Jr. has agreed to reimburse the Guarantors for all losses, claims, damages, penalties, liabilities, judgments, costs and expenses which the Guarantors may incur arising out of or relating to the Guaranty Agreements and which the Guarantor is unable or unwilling to satisfy for any reason. In the event that the Guarantors are unable to satisfy their obligations under the Guaranty

Agreements, Paul E. Estridge, Jr. shall assume and satisfy such obligations as if he were primarily liable for such obligations under the Guaranty Agreements. The form of the Reimbursement Agreement was filed as Exhibit 3.4 to the Offering Statement of which this Offering Circular is a part.

Redemption at the Estridge Companies' Option

The Notes will not be redeemable prior to January 1, 2008. Thereafter, the Notes will be redeemable at the Estridge Companies' option as a whole or from time to time in part on not less than 60 nor more than 90 days' notice by mail at 100% of the principal amount plus accrued interest to the date fixed for redemption (Section 3.01).

No Sinking Fund

No principal payments will be due with respect to the Notes prior to their maturity. The Indenture does not require, and the Company does not plan to, make any payments to a sinking fund for either principal or interest other than the Debt Service Reserve Fund described below.

Redemption at Death

Upon the death of a noteholder, Notes owned by the deceased noteholder may be tendered to the Company for redemption within sixty (60) days after the date of death. Notes tendered for redemption under this provision will be redeemed at par plus accrued interest, provided the Company shall not be obligated to redeem more than $100,000 in Notes in the aggregate from the noteholders under this provision in any twelve-month period. The Company shall have sixty (60) days to redeem the Notes. (Section 3.02)

Debt Service Reserve Fund

The Company will establish the Reserve Fund under the Indenture with cash equal to six (6) months interest on the Notes. The Reserve Fund shall be used to pay principal and interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. The Reserve Fund shall be maintained by the Trustee as a separate and distinct trust fund to be held, managed, invested, disbursed and administered as provided in the Indenture. The Trustee shall keep and maintain adequate records pertaining to the Reserve Fund, and all disbursements therefrom. If the amount in the Reserve Fund is at any time less than six (6) months interest on the Notes, the Company is required to deposit sufficient monies with the Trustee to bring the balance equal to six (6) months interest within ninety (90) days. (Section 4.02)

Upon deposit with the Trustee of monies sufficient to pay all principal of, premium, if any, and interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under the Indenture, or upon making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Reserve Fund, except monies necessary to pay principal of, premium, if any, and interest on the outstanding Notes, shall be remitted to the Company. (Section 4.02)

Certain Covenants

Maintenance of Total Shareholders' Equity. If the total consolidated shareholders' equity ("Equity") of the Estridge Companies is less than $20.0 million for two (2) consecutive quarters, the Indenture provides for the engagement of a consultant or financial advisor to assist in increasing Equity. If, after the consultant's engagement, the Equity then drops to less than $13.0 million for four (4) consecutive quarters, the Indenture requires the Company to offer to repurchase ten percent (10%) of the aggregate principal amount of the Notes then outstanding per fiscal quarter until such time as the Equity is equal to or greater than $13.0 million.

Offers to repurchase will be at 100% of principal plus interest accrued and unpaid to the repurchase date. The Notes to be repurchased will be selected by lot and will be repurchased on the last day of each fiscal quarter the Company is required to redeem such Notes. (Section 3.03)

Other than with respect to shareholders' equity as described above, the Indenture does not contain any provisions requiring the maintenance of any financial ratios; provided, however, that to the extent any documents evidencing Senior Indebtedness require the maintenance of financial ratios, and to the extent the Estridge Companies fail to maintain those ratios resulting in a default in the Senior Indebtedness and the acceleration of the maturity of the Senior Indebtedness, such failure to maintain the financial ratios will also be an Event of Default under the Indenture.

Restricted Payments. The Indenture provides that the Company may not make any distribution or payment on its common stock or to its shareholders (other than distributions to shareholders to the extent necessary to pay the shareholders' respective income tax liabilities associated with the Company and distributions payable in additional shares of common stock), or purchase, redeem or otherwise acquire or retire for value any shares of common stock of the Company (collectively, "Restricted Payments") if, at the time of such Restricted Payment, or after giving effect thereto, a Default or an Event of Default under the Indenture shall have occurred and be continuing.

Offer to Purchase on Change of Control. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company must make an offer to repurchase all of the then outstanding Notes in multiples of $1,000 within thirty (30) days of the Change of Control. This offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the holders of the Notes. The offer shall remain open from the time of mailing until five (5) days before the Redemption Date. (Section 3.04)

Annual Reports. The Company must file with the Trustee and the Placement Agent audited financial statements no later than 120 days from the end of its fiscal year. Holders of the Notes may receive copies of such financial statements upon written request by such Holders to the Placement Agent. (Section 4.03)

Payment of Taxes and Other Claims. The Company must pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property, unless the same is being contested in good faith by appropriate proceedings. (Section 4.05)

Maintenance of Properties. The Company must cause all of its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and must cause to be made all necessary repairs, renewals, replacements and improvements thereof, as in the judgment of the Company may be necessary to carry on its business. However, the Company is not prevented from discontinuing the maintenance and operation of its properties if the discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Notes. (Section 4.06)

Transactions with Affiliates. Neither the Company nor any Subsidiary may enter into a transaction, loan, advance, capital contribution or transfer with any Affiliate of the Company unless such transaction is reasonably determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of a Holder (as defined in the Indenture). (Section 4.10)

Transfer of Material Assets. Neither the Company nor any Subsidiary may sell or otherwise dispose of any material portion of its property or assets outside the ordinary course of business unless such transaction is reasonably determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary (including interest in its Subsidiaries). (Section 4.11)

Restrictions on Merger or Sale. The Indenture provides that the Company may not merge into or consolidate with another entity or transfer substantially all of its assets to another entity unless (i) the surviving Company is a U.S. entity, (ii) the surviving Company is bound by all the terms of the Indenture, (iii) no default (as defined below) or Event of Default would exist as a result of the transaction, and (iv) the consolidated net worth of the surviving entity is at least equal to the consolidated net worth of the Company immediately prior to such transaction. (Section 5.01)

Events of Default

Events of default are defined in the Indenture as being: (a) default in payment of any interest installment due on the Notes; (b) default in payment of principal, or premium, if any; (c) default in performance of any other covenant in the Indenture that continues for thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Notes; (d) certain events of bankruptcy, insolvency and reorganization of the Company; (e) a default under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000; and (f) a judgment in excess of $25,000 (or judgments aggregating $250,000 or more) is entered against the Company and such judgment is not satisfied or appealed (and execution stayed) within sixty (60) days. (Section 7.01)

The Indenture provides that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in the payment of principal or premium, if any, or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. (Sections 7.02 and 7.04)

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Note holders before proceeding to exercise any right or power under the Indenture at the request of the Note holders. (Section 8.06). The Indenture also provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that proceeding in the manner directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Notes not consenting. (Section 7.05)

The Indenture provides that no Note holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, interest or any premium) unless such Note holder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received directions inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Notes then outstanding. (Section 7.06)

The Indenture requires the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and deliver to the Trustee within ten (10) days of the occurrence thereof, notice of any default described in clause (c) of the events of Default above. (Section 4.03). The Indenture provides that the Trustee shall, within sixty (60) days after the occurrence of a default, give to the holders of the Notes notices of all uncured defaults known to it; provided that, except in the case of a default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that withholding such notice is in the interest of the holders of the Notes. The term "Default" for the purpose of this provision shall mean the happening of any Events of Default specified above excluding any grace periods. (Section 8.05)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Note holders, except that, without the consent of the holders of all outstanding Notes, no such supplemental indenture may (i) extend the stated maturity of any Note, or reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof or premium thereon, or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy, or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture. (Section 10.02)

Satisfaction and Discharge of Indenture

The Company may terminate its obligations, with certain exceptions, under the Indenture: (i) if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) if the Notes not already delivered to the Trustee for cancellation have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and the Company irrevocably deposits in trust with the Trustee money or United States government obligations sufficient to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all sums payable to the Trustee under the Indenture. (Section 9.01)

Defeasance

If the Company shall deposit with the Trustee, in trust, at or before maturity, money or United States government obligations in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will be sufficient, in the opinion of the Trustee, to pay the principal of and interest to maturity, or to the redemption date, as the case may be, with respect to the outstanding Notes to be paid or redeemed, as such principal and interest become due (provided that, if the Notes are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in the Indenture or provisions satisfactory to the Trustee shall have been made for the giving of such notice), then all liability of the Company under the Indenture and in respect of the Notes (other than certain specified provisions such as those relating to transfers and exchanges, registrars and paying agents and payment of the Trustee's fees and expenses) shall cease to be of further effect, and the holders thereof shall thereafter be entitled to payment out of the money or securities deposited with the Trustee as aforesaid, unless the Estridge Companies' obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 9.01, 9.02, and 9.04)

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Notes is the Trustee.

PLAN OF DISTRIBUTION

Because of its participation in the distribution of the Notes, Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202, is deemed to be an "Underwriter" as defined in the Securities Act of 1933. Indiana Securities, LLC (the "Placement Agent") has agreed, subject to the terms and conditions of the Placement Agent Agreement (a copy of which is filed as Exhibit 2.1 to the Offering Statement of which this Offering Circular is a part), to place the Notes for the Company on a best efforts, minimum-maximum basis. The Placement Agent has the right, pursuant to the Placement Agent Agreement, to establish co-agency relationships with other placement agents or dealers for purposes of obtaining subscriptions for the Notes and may allow a commission equal to up to 5.0% of the aggregate principal amount of the Notes sold by such co-agents. No placement agent intends to sell Notes to any discretionary accounts.

Proceeds from this offering will be deposited by noon of the next business day after receipt in an escrow account established with MainSource Bank, for the benefit of the subscribers. If the minimum number of Notes (at least $2,650,000 in Notes) has not been sold on or before the Termination Date, subscribers will promptly receive a refund of their subscription. In addition, subscribers will receive a pro rata share of any interest earned on the escrow account less a pro rata share of the fees and expenses of the escrow agent (such fees and expenses may only be deducted from interest). The escrow agent may invest the proceeds received by it in short term United States Government obligations or short-term certificates of deposit issued by any bank, including the escrow agent if competitive. The Company has agreed to hold the escrow agent harmless from any and all liability regarding the administration of the escrow account and, if the interest earned thereon is insufficient, to pay the fees and expenses of the escrow agent.

If subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering will continue for six (6) months following the Offering Circular Date set forth on the front cover of the Offering Circular, at which time it will terminate. The Company will pay the Placement Agent a commission equal to 5.5% of the aggregate principal amount of the Notes sold, plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold. The Company has also agreed to reimburse the Placement Agent for certain accountable out-of-pocket expenses incurred by the Placement Agent in connection with this offering up to a maximum of $50,000, and fees of Placement Agent's legal counsel up to a maximum of $100,000.

The offer and sale of the Notes are being registered in Indiana and certain other states. Only residents of states in which the Notes have been registered will be permitted to purchase the Notes. Purchases of Notes by persons affiliated with the Company will not be counted for purposes of determining whether the minimum contingency has been met. Further, any purchases by affiliated persons must be made for investment purposes only, and not with the view toward the redistribution of the Notes.

The Placement Agent Agreement provides for reciprocal indemnification and contribution between the Company and the Placement Agent and their respective controlling persons against certain liabilities in connection with the Offering Statement of which the Offering Circular is a part, including liabilities under the Securities Act of 1933 (the "Act"), as amended.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Notes, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The issuance of the Notes is subject to certain conditions, including the conditions that no stop order suspending the qualification of this Offering Statement is in effect, no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission, that there has been no material adverse change in the condition of the Company from that set forth in the Offering Statement and that subscriptions for the minimum number of Notes have been received by the Termination Date.

LEGAL MATTERS

Certain legal matters relating to the Notes being offered hereby are being passed upon for the Company and for the Placement Agent by Krieg DeVault LLP, Indianapolis, Indiana. Krieg DeVault LLP also generally provides legal services to MainSource Bank which will serve as both Trustee and Escrow Agent, but is not doing so in connection with this Offering. Krieg DeVault LLP also provides legal services to Indiana Securities, LLC.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company as of September 30, 2006, and 2005 and for each of the two years ended September 30, 2006 and 2005, and the consolidated financial statements of the Company as of and for the three month periods ended December 31, 2006 and 2005, included in this Offering Circular are unaudited. Such financial statements were, in the view of the Company, prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission an Offering Statement under Regulation A of the Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

The Offering Statement may be inspected without charge at the Commission's principal office at 100 F Street, NE, Washington, D.C. 20549.

GLOSSARY OF TERMS

"Affiliate" means a person who, directly or indirectly, controls, is controlled by, or is under common control with the person specified herein.

"Cash Flow" means the Estridge Companies' earnings that are derived from our normal operations, exclusive of extraordinary and nonrecurring items, less interest and dividends, plus certain noncash charges against earnings such as depreciation, depletion and amortization, determined according to generally accepted accounting principles.

"Company" means The Estridge Group, Inc.

"Control" means the power to direct or influence the direction of the management or policies of a person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"Custom Company" means Paul E. Estridge Corp.

"Development Company" means Estridge Development Company, Inc.

"Empty Nester" means a person whose children are no longer living in the home.

"Equity Securities" means shares of common stock or similar securities and convertible securities, warrants, options or rights that may be converted into, or exercised to purchase, shares of common stock or similar securities.

"Estridge Companies" means the Company, its subsidiaries and its affiliates.

"First Time Home Buyer" means a person who has not previously owned a home.

"First and Second Time Move-up Buyer" means a person who has previously owned a home (or more than one home) who is seeking a new, more expensive and generally larger home.

"Person" means an individual, corporation, limited liability Company, partnership, association, joint-stock Company, trust, unincorporated organization, government or political subdivision of government, or any other legal entity.

"Placement Agent" means Indiana Securities, LLC.

"Underwriter" means Indiana Securities, LLC.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Estridge Companies or any placement agent. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful.

KD_IM-846779_7.DOC

The Estridge Group, Inc.
Consolidated Financial Statements
For the Three Months Ended December 31, 2006 and 2005
(Unaudited)

The Estridge Group, Inc.
Consolidated Financial Statements
For the Three Months Ended December 31, 2006 and 2005
(Unaudited)

Table of Contents

Financial Statements

The Estridge Group, Inc.
Consolidated Balance Sheets
(Unaudited)

	December 31, 2006	September 30, 2006
ASSETS		
Cash and cash equivalents	$ 250,876	$ 803,871
Accounts receivable, net	618,756	552,821
Related party receivables	430,818	515,202
Costs and estimated earnings in excess of billings	1,549,610	1,790,099
Lot inventory and land development costs	100,329,578	89,522,613
Construction in process	24,151,850	25,416,939
Consolidated land inventory not owned	40,652,916	50,423,360
Property and Equipment		
Land	356,000	356,000
Building	1,130,394	1,128,921
Leasehold improvements	2,041,472	1,981,972
Office furniture, fixtures and equipment	2,738,378	2,707,878
Model home furniture, fixtures and equipment	4,663,538	4,390,089
Motor vehicles	157,735	239,293
Telecommunications equipment	5,354,566	5,305,117
Construction in progress	-	-
Accumulated depreciation	(7,478,579)	(7,082,607)
Total Property and Equipment, net	8,963,504	9,026,663
Deferred tax assets	3,507,993	2,726,814
Other assets	1,260,275	1,186,715
Total Assets	$ 181,716,176	$ 181,965,097

See accompanying notes

The Estridge Group, Inc.
Consolidated Balance Sheets
(Unaudited)

	December 31, 2006	September 30, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 90,168,743	$ 85,298,428
Capital lease obligations	901,031	957,712
Obligations related to consolidated land inventory not owned	40,012,916	49,728,360
Notes payable to related parties	785,865	785,865
Note payable to stockholder	1,100,000	1,100,000
Accounts payable	8,578,675	5,298,235
Due to stockholder	175,000	175,000
Estimated completion costs	1,100,593	1,069,800
Billings in excess of costs and estimated earnings	1,144,656	881,391
Customer deposits	549,693	648,496
Estimated warranty costs	1,515,761	1,566,560
Other liabilities	8,160,202	8,401,317
Total Liabilities	154,193,135	155,911,164
Minority interest in variable interest entities	15,492,117	12,748,454
Common stock	1,000	1,000
Additional paid-in capital	9,550,100	9,550,100
Retained earnings	2,479,824	3,754,379
Total Stockholders' Equity	12,030,924	13,305,479
Total Liabilities and Stockholders' Equity	$ 181,716,176	$ 181,965,097

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Operations
(Unaudited)

	For the Three Months Ended	
	December 31, 2006	December 31, 2005
Net revenues	22,517,233	20,826,126
Cost of revenues	18,657,572	17,227,227
Gross profit	3,859,661	3,598,899
Operating expenses	5,881,631	5,309,791
Income (loss) from operations	(2,021,970)	(1,710,892)
Other income (expense)	(18,754)	7,480
Net Income (loss) before taxes and minority interest in variable interest entities	(2,040,724)	(1,703,412)
Income tax expense (benefit)	(781,179)	(669,583)
Net Income (loss) before minority interest in variable interest entities	(1,259,545)	(1,033,829)
Minority interest in variable interest entities	15,010	58,646
Net Income (Loss)	(1,274,555)	(1,092,475)

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	For the Three Months Ended December 31, 2006	For the Three Months Ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,274,555)	$ (1,092,475)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net income attributable to minority interest in variable interest entities	15,010	58,646
Depreciation and amortization	395,972	303,677
Deferred income taxes	(781,179)	(669,583)
Changes in certain assets and liabilities:		
Accounts receivable	(65,935)	(891,051)
Related party receivables	84,384	(2,542)
Costs and estimated earnings in excess of billings	240,489	834,830
Lot inventory and land development costs	(10,806,965)	(11,935,254)
Construction in progress	1,265,089	(4,068,412)
Consolidated land inventory not owned	55,000	-
Other assets	(73,560)	296,795
Accounts payable	3,280,440	(1,998,193)
Estimated completion costs	30,793	944,501
Billings in excess of costs and estimated earnings	263,265	(1,105,154)
Customer deposits	(98,803)	144,182
Estimated warranty costs	(50,799)	-
Other liabilities	(241,115)	593,261
Net cash used in operating activities	(7,762,469)	(18,586,772)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(332,813)	(904,817)
Net cash used in investing activities	(332,813)	(904,817)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on notes payable	20,971,407	31,334,949
Payments on notes payable	(16,101,092)	(20,643,546)
Principal payments on capital lease obligations	(56,681)	(18,791)
Distributions paid	-	-
Capital contributions	-	-
Shareholder advance	-	900,000
Distributions to minority interest	(601,347)	(331,860)
Contributions from minority interest	3,330,000	7,600,000
Net cash provided by financing activities	7,542,287	18,840,752
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(552,995)	(650,837)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	803,871	2,502,097
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 250,876	$ 1,851,260
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest paid	$ 1,798,930	$ 1,189,056
Income taxes paid	$ -	$ -

See accompanying notes

Note A - Basis of Presentation

The consolidated financial statements include the accounts of the The Estridge Group, Inc. (the Company), and its wholly owned subsidiaries: Ameritage Homes, LLC; First Mile Services, LLC (and its wholly owned subsidiaries, First Mile Entertainment, LLC, First Mile Capital, LLC, and First Mile Investments, LLC); and, Estride Design Services, LLC. The consolidated financial statements also include the accounts of variable interest entities: Paul E. Estridge Corp.; Estridge Development Company; BCE Associates I, LLC; BCE Associates II, LLC; BCE Associates II, LLC; BCE Associates IV, LLC; Estridge Investments, LLP; and, FirstSource Capital, LLC. Intercompany transactions have been eliminated in consolidation. See Note A, Nature of Operations and Summary of Significant Accounting Policies," in the Company's Consolidated Financial Statements for the Years Ended September 30, 2006 and 2005 for a complete description of consolidated companies and a summary of significant accounting policies.

The consolidated balance sheet at December 31, 2006 and the consolidated statements of operations and cash flows for the three months ended December 31, 2006 and 2005 have been prepared by the Company without audit. In the opinion of Management, all adjustments, all adjustments, including normally recurring adjustments necessary to present fairly the Company's financial position, results of operations and cash flows at December 31, 2006, and for all periods presented, have been made. Certain information and footnote disclosures normally included in the financial statements have been omitted. These financial statements should be read in conjunction with the Company's Consolidated Financial Statements for the Years Ended September 31, 2006 and 2005.

The Company has historically experienced, and expects to continue to experience, variability in quarterly results. Accordingly, the results of operations for the three months ended December 31, 2006, are not necessarily indicative of the operating results expected for the year ended September 30, 2007.

The Estridge Group, Inc.
Consolidated Financial Statements
For the Years Ended September 30, 2006 and 2005
(Unaudited)

The Estridge Group, Inc.
Consolidated Financial Statements
For the Years Ended September 30, 2006 and 2005
(Unaudited)

Table of Contents

Financial Statements

The Estridge Group, Inc.
Consolidated Balance Sheets
September 30, 2006 and 2005
(Unaudited)

	2006	2005
ASSETS		
Cash and cash equivalents	$ 803,871	$ 2,502,097
Accounts receivable, net	552,821	739,881
Related party receivables	515,202	27,121
Costs and estimated earnings in excess of billings	1,790,099	3,449,866
Lot inventory and land development costs	89,522,613	66,191,343
Construction in process	25,416,939	19,401,791
Consolidated land inventory not owned	50,423,360	44,814,809
Property and Equipment		
Land	356,000	356,000
Building	1,128,921	1,096,211
Leasehold improvements	1,981,972	653,414
Office furniture, fixtures and equipment	2,707,878	2,342,884
Model home furniture, fixtures and equipment	4,390,089	4,369,679
Motor vehicles	239,293	275,118
Telecommunications equipment	5,305,117	4,642,651
Construction in progress	-	810,457
Accumulated depreciation	(7,082,607)	(7,732,399)
Total Property and Equipment, net	9,026,663	6,814,015
Deferred tax assets	2,726,814	870,609
Other assets	1,186,715	1,669,594
Total Assets	$ 181,965,097	$ 146,481,126

See accompanying notes

The Estridge Group, Inc.
Consolidated Balance Sheets
September 30, 2006 and 2005
(Unaudited)

	2006	2005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 85,298,428	$ 65,974,665
Capital lease obligations	957,712	129,364
Obligations related to consolidated land inventory not owned	49,728,360	44,124,809
Notes payable to related parties	785,865	785,865
Note payable to stockholder	1,100,000	-
Accounts payable	5,298,235	5,783,586
Due to stockholder	175,000	375,000
Estimated completion costs	1,069,800	1,167,061
Billings in excess of costs and estimated earnings	881,391	1,105,154
Customer deposits	648,496	486,651
Estimated warranty costs	1,566,560	1,723,595
Other liabilities	8,401,317	6,252,728
Total Liabilities	155,911,164	127,908,478
Minority interest in variable interest entities	12,748,454	2,253,027
Common stock	1,000	1,000
Additional paid-in capital	9,550,100	9,550,100
Retained earnings	3,754,379	6,768,521
Total Stockholders' Equity	13,305,479	16,319,621
Total Liabilities and Stockholders' Equity	$ 181,965,097	$ 146,481,126

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Operations
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	2006	2005
Net revenues	109,731,946	143,329,298
Cost of revenues	88,482,934	111,901,012
Gross profit	21,249,012	31,428,286
Operating expenses	25,248,550	24,009,917
Income (loss) from operations	(3,999,538)	7,418,369
Other income (expense)	71,436	(108,821)
Net Income (loss) before taxes and minority interest in variable interest entities	(3,928,102)	7,309,548
Income tax expense (benefit)	(1,907,425)	2,050,247
Net Income (loss) before minority interest in variable interest entities	(2,020,677)	5,259,301
Minority interest in variable interest entities	993,464	2,502,968
Net Income (Loss)	(3,014,141)	2,756,333

See accompanying notes

The Estridge Group. Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances as of September 30, 2004	1,100,320	1,000	-	14,405,897	14,406,897
Equity Contributions	491,274	-	9,550,100	-	9,550,100
Equity Distributions	-	-	-	(10,393,709)	(10,393,709)
Net Income (Loss)	-	-	-	2,756,333	2,756,333
Balances as of September 30, 2005	1,591,594	1,000	9,550,100	6,768,521	16,319,621
Equity Contributions	-	-	-	-	-
Equity Distributions	-	-	-	-	-
Net Income (Loss)	-	-	-	(3,014,142)	(3,014,142)
Balances as of September 30, 2006	1,591,594	1,000	9,550,100	3,754,379	13,305,479

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (3,014,142)	$ 2,756,333
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net income attributable to minority interest in variable interest entities	993,464	2,502,968
Depreciation and amortization	1,583,639	1,482,079
Deferred income taxes	(1,856,205)	1,800,349
Changes in certain assets and liabilities:		
Accounts receivable	187,060	(77,285)
Related party receivables	(488,081)	3,809
Costs and estimated earnings in excess of billings	1,659,767	(1,784,305)
Lot inventory and land development costs	(23,331,270)	(23,783,319)
Construction in progress	(6,015,148)	(2,112,981)
Consolidated land inventory not owned	(5,000)	361,600
Other assets	482,879	708,244
Accounts payable	(485,351)	(246,790)
Estimated completion costs	(97,261)	214,185
Billings in excess of costs and estimated earnings	(223,763)	576,187
Customer deposits	161,845	124,132
Estimated warranty costs	(157,035)	193,512
Other liabilities	2,148,589	2,624,191
Net cash used in operating activities	(28,456,013)	(14,657,091)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,749,142)	(1,979,731)
Net cash used in investing activities	(2,749,142)	(1,979,731)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on notes payable	110,773,455	118,073,803
Payments on notes payable	(91,449,692)	(97,879,702)
Principal payments on capital lease obligations	(218,797)	(91,895)
Distributions paid	-	(10,393,709)
Capital contributions	-	9,550,100
Shareholder advance	900,000	375,000
Distributions to minority interest	(1,598,037)	(1,942,854)
Contributions from minority interest	11,100,000	-
Net cash provided by financing activities	29,506,929	17,690,743
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,698,226)	1,053,921
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,502,097	1,448,176
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 803,871	$ 2,502,097
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest paid	$ 7,188,653	$ 4,687,853
Income taxes paid	$ -	$ 137,458

See accompanying notes

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

The Estridge Group, Inc. (TEG), was incorporated under the laws of the State of Indiana in July 1983. TEG, its subsidiaries and consolidated variable interest entities, collectively (the Companies) are primarily engaged in the homebuilding industry in Indianapolis, Indiana and surrounding communities. TEG, Ameritage Homes, LLC (Ameritage), a wholly owned subsidiary of TEG and Paul E. Estridge Corp. (PEEC), a consolidated variable interest entity all build residential homes in Central Indiana. First Mile Services and its wholly owned subsidiaries, First Mile Entertainment, LLC, First Mile Capital, LLC and First Mile Investments, LLC (First Mile), collectively an additional wholly-owned subsidiary of TEG, telecommunication services, including cable television, internet, and phone service to certain homeowners in the same geographical region as TEG. Estridge Design Services, LLC (EDS), a third wholly-owned subsidiary of TEG, is a retail store and design studio serving TEG, Ameritage and PEEC customers. In addition to PEEC, the following entities are related parties of TEG and are included in the consolidated financial statements of the Companies in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46): BCE Associates I, LLC (BCE I), BCE Associates II, LLC (BCE II), BCE Associates III, LLC (BCE III), and Estridge Development Company (EDC) acquire and develop land specifically for use by TEG, Ameritage and PEEC; Estridge Investments, LLP (EIP) owns an office building in Carmel, Indiana and rents space to unrelated tenants. Firstsource Capital, LLC (FSC), provides mortgage and lending services specifically for customers of TEG, Ameritage and PEEC. See note S for additional information regarding consolidation of PEEC, EDC, BCE I, BCE II, BCE III, EIP, and FSC in accordance with FIN 46.

Consolidation

The accompanying consolidated financial statements include the accounts of TEG and its wholly owned subsidiaries Ameritage and First Mile; and its variable interest entities, BCE I, BCE II, BCE III, EDC, PEEC, EIP, and FSC (the Companies). All significant intercompany transactions have been eliminated in consolidation. Certain entities above have been consolidated due to implementation of FIN 46 as further described in Note S.

Entity

These consolidated financial statements contain only the assets, liabilities, revenues, and expenses specifically related to the business activities of the Companies. They do not include the personal assets, liabilities, revenues, or expenses of the stockholders or partners.

Revenue and Cost Recognition

Revenues for TEG and Ameritage are recognized in accordance with Statement of Financial Accounting Standard 66, "Accounting for Sales of Real Estate" (SFAS 66). Revenues are recognized when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property. Cash received from buyers pursuant to sales contracts is included in the consolidated balance sheets under "Customer deposits".

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Revenue and Cost Recognition (Continued)

Revenues for PEEC are recognized in accordance with SFAS 66: (a) when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property, or (b) under the percentage of completion method based on the costs incurred relative to total estimated costs where PEEC is acting as general contractor.

EDC, BCE I, BCE II, and BCE III recognize revenues upon the sale of completed lots. All revenues are from companies included in TEG's consolidated financial statements. Accordingly, all of these revenues have been eliminated in consolidation. Completed lots generally include site acquisitions, surveys, land development and other items necessary prior to commencement of residential building.

Lot Inventory and Land Development Costs and Construction in Progress

The Companies use the specific identification method for the purpose of accumulating costs associated with home construction. Lot inventories and land development costs are recorded at cost, unless they are determined to be impaired, in which case the impaired assets are written down to fair value less cost to sell in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). In addition to the costs of direct land acquisition, land development and related costs (both incurred and estimated to be incurred) and home construction costs, inventories include capitalized interest, real estate taxes and certain indirect costs incurred during land development and home construction. Such costs are charged to cost of sales simultaneous with revenue recognition. Land Development Costs are allocated to individual lots on a pro-rata basis. Home construction costs are also recorded at cost and are included in construction in process. When a home is closed, all incurred costs necessary to complete the home may have not been paid. As homes close, home construction budgets and contracts are compared to actual recorded costs to date to estimate the additional costs to be paid to subcontractors related to the home. A liability is recorded and a corresponding charge to cost of sales is recognized for the amount estimated to be ultimately paid related to that home. The accuracy of this estimate is monitored by comparing actual costs incurred in subsequent months to the estimate. Although actual costs to complete in the future could differ from the estimate, this method has historically produced consistently accurate estimates of actual costs to complete closed homes.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Lot Inventory and Land Development Costs and Construction in Progress (Continued):

Lot inventory and land development costs are comprised of the following:

	September 30, 2006	September 30, 2005
Finished lots in home building inventory	$ 16,314,536	$ 10,687,210
Land and development costs related to land under development	34,311,481	22,110,508
Undeveloped land	38,896,596	33,393,625
Total Lot inventory and land development costs	$ 89,522,613	$ 66,191,343

Lot inventory and construction in process include 92 and 101 properties subject to sales contracts at September 30, 2006 and 2005, respectively. Amounts related to these properties subject to these sales contracts are as follows:

	September 30, 2006	September 30, 2005
Lot inventory	$ 4,397,793	$ 3,827,364
Construction in progress	6,627,576	5,461,654
Total subject to sales contracts	$ 11,025,369	$ 9,289,018

Consolidated Land Inventory Not Owned

In order to ensure the future availability of land for homebuilding, the Companies enter into option purchase agreements (agreements) for undeveloped land and developed lots with unaffiliated third parties and variable interest entities. Under these agreements, the Companies pay stated deposits or provide letters of credit in consideration for the right to purchase land at a future time at predetermined prices. These options generally do not contain performance requirements from the Companies nor obligate the Companies to purchase the land. Deposits related to these agreements are included in the consolidated balance sheet in other assets. To the extent the Companies do not exercise the option to purchase such land, the amount of the land option deposit, any letters of credit, as well as development costs incurred to date, generally represent the Companies maximum exposure to loss.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Consolidated Land Inventory Not Owned (Continued)

The Companies have evaluated those entities with which the Companies enter into land option agreements in accordance with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46). The provisions of FIN 46 require the Companies to consolidate the financial results of a variable interest entity if the Companies are the primary beneficiary of the variable interest entity. Variable interest entities are entities in which (1) equity investors do not have a controlling financial interest and/or (2) the entity is unable to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the owner or investor that absorbs a majority of the variable interest entity's expected losses and/or receives a majority of the variable interest entity's expected residual returns. The Companies determine if it is the primary beneficiary of variable interest entities based upon analysis of the variability of the expected gains and losses of the variable interest entity. Expected gains and losses of the variable interest entity are highly dependent on management's estimates of the variability and probabilities of future land prices, the probabilities of expected cash flows, and the entitlement risks related to the underlying land, among other factors. Based on this evaluation, if the Companies are the primary beneficiary of those entities with which the Companies have entered into land option agreements, the variable interest entity is consolidated. For purposes of consolidation, to the extent financial statements are available, the Companies consolidate the assets and liabilities of the variable interest entity. If financial statements for the variable interest entity are not available, the Companies record the remaining purchase price of land in the Consolidated Balance Sheets under the caption, "Consolidated land inventory not owned", with a corresponding liability in "Obligations related to consolidated land inventory not owned".

Under agreements without specific performance obligations, the Companies' liability is generally limited to forfeiture of the non-refundable deposits, letters of credit and other non-refundable amounts incurred, which aggregated approximately $1,250,000 and $1,545,000 at September 30, 2006 and 2005, respectively. This amount includes non-refundable letters of credit of approximately $555,000 and $555,000 at September 30, 2006 and 2005, respectively. The total remaining purchase price, net of cash deposits, committed under all agreements was $101,403,324 and $95,026,845 at September 30, 2006 and 2005, respectively. Of this total remaining purchase price, $51,674,964 and $50,902,036 are obligations to consolidated variable interest entities and are eliminated in the Companies' Consolidated Financial Statements. The balance of this total remaining purchase price of $49,728,360 and $44,124,809 at September 30, 2006 and 2005, respectively, is included in "Consolidated land inventory not owned". Although the Companies do not have legal title to the optioned land, for those agreements for which the Companies are the primary beneficiary, the Companies are required to consolidate the land under option at fair value. The Companies believe that the exercise prices of these option contracts approximate their fair value.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Capitalized Costs and Interest Expense

Capitalized costs are stated at the lower of cost or estimated net realizable value. Home construction costs consist of materials, subcontracts, and certain indirect costs associated with the construction of a residential unit. Interest costs charged to expense amounted to $4,734,647 and $3,148,375 for the years ended September 30, 2006 and 2005, respectively. Capitalized interest is included as a component of "Construction in process" and "Lot inventory and land development costs" on the Companies' consolidated balance sheets at September 30, 2006 and 2005, and amounted to $5,806,217 and $2,619,911, respectively.

Property, Equipment, and Depreciation

Property and equipment is carried at cost and includes expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method and certain accelerated methods over the estimated useful lives of the assets, generally ranging from 3 to 15 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal, with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $1,659,204 and $1,632,592 for the years ended September 30, 2006 and 2005, respectively.

Advertising

The Companies charge advertising costs to expense as incurred. Advertising expenses amounted to $1,728,220 and $2,302,825 for the years ended September 30, 2006 and 2005, respectively.

Reserve for Warranty Costs

The Companies have established a reserve for accrued warranty and inspection costs incurred on homes closed. The Companies provide customers with warranty coverage on the home and lot (excluding landscaping) for a period of three years from the closing date. This warranty coverage includes a provision which requires the Companies to provide customers with home inspections, as defined in the warranty plan. The Companies also provide customers with supplemental coverage purchased from an independent warranty corporation which covers structural matters for ten years, roof matters for four years, and other specified items for two years. The Companies are ultimately responsible for all costs incurred under the three year warranty and the supplemental coverage, and, accordingly have established warranty reserves by charging cost of sales and crediting a warranty liability. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods. Warranty cost accruals are based upon historical warranty cost experience and are adjusted as appropriate to reflect qualitative risks associated with the types of homes built.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Reserve for Warranty Costs (Continued)

The following table presents the activity in the Companies' warranty liability account:

	For the Years Ended September 30, 2006	For the Years Ended September 30, 2005
Estimated warranty costs, beginning of year	$ 1,723,595	$ 1,530,083
Warranty costs accrued and incurred	441,655	707,400
Warranty costs paid	598,690	513,888
Estimated warranty costs, end of year	$ 1,566,560	$ 1,723,595

Estimated Completion Costs

Home contracts under the deposit method use a purchase order system, which indicate costs yet to be billed by vendors for materials and services provided. Estimated completion costs represent those costs incurred that have not yet been billed by vendors. Estimated completion costs amounted to $1,069,800 and $1,167,061 at September 30, 2006 and 2005, respectively and is included in the Companies' consolidated balance sheet in Liabilities.

Accounts Receivable

The Companies carry accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Companies evaluate accounts receivable and establish allowances for doubtful accounts, based on history of past write-offs and collections and current credit conditions. Management has established an allowance for doubtful accounts of approximately $40,000 as of September 30, 2006 and 2005. The Companies' policy is not to accrue interest on past due trade receivables.

Cash Flows

For purposes of the Statements of Cash Flows, the Companies consider all highly liquid instruments that are purchased within three months or less of an instrument's maturity date to be cash equivalents.

Non-cash transactions consist of the following at September 30, 2006 and 2005:

The Companies entered into agreements to purchase approximately $1,047,000 of equipment under capital lease obligations during the year ended September 30, 2006.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows (Continued)

The Companies entered into agreements to purchase approximately $179,000 of equipment under capital lease obligations during the year ended September 30, 2005.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to fixed assets (use of different depreciation methods and lives for financial statement and income tax purposes), and certain accrued expenses (use of accrual method for financial statement purposes and cash method for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes.

TEG and its wholly owned subsidiaries are Corporations and subject to federal and state income taxes. All variable interest entities included in the consolidated financial statements are pass-through entities and are taxed at the stockholder or partner level.

Segment Information

The Companies design, construct and sell a wide range of homes designed to meet the specific needs of each of its markets. TEG, Ameritage, PEEC, EDC, BCE I, BCE II, and BCE III operates in a single geographic and land region. Accordingly, the Companies operating results have been aggregated into a single segment in accordance with SFAS 131, "Disclosure About Segments of an Enterprise and Related Information." Other entities including First Mile, EDS, EIP, and FSC combined represent less than 3% of consolidated revenues.

All revenues are from external customers and are of origin in the United States. There were no customers that contributed 10% or more of the Companies total revenues during the year ended September 30, 2006. All of the Companies assets are in Indiana, United States.

Note B - Deposits:

Deposits intended to be applied to the future purchase price of lots in certain housing developments amounted to $450,000 for both years ended September 30, 2006 and 2005, and is included as a component of "Consolidated land inventory not owned" in the Companies' consolidated balance sheets.

Note C - Contracts in Progress:

Information with respect to contracts in progress is summarized as follows:

	2006	2005
Costs incurred	$ 10,042,162	$ 12,764,310
Estimated earnings thereon	2,494,538	2,848,383
	12,536,700	15,612,693
Less applicable billings	(11,627,992)	(13,267,981)
	$ 908,708	$ 2,344,712
Included in the accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings in excess of billings	$ 1,790,099	$ 3,449,866
Billings in excess of costs and estimated earnings	(881,391)	(1,105,154)
	$ 908,708	$ 2,344,712

Note D - Debt and Credit Arrangements:

The Companies have various loans available from several sources, which allow the Companies to finance land acquisition and development and home construction. These notes are secured by land and land development costs, residential lots and homes in various stages of completion.

	2006	2005
Landmark Savings Bank: Due at various dates through October 2007. Interest at the Bank's prime rate plus 1%. Available draws limited to a combined total of approximately $1,000,000 between TEG and PEEC.	$ 734,259	$ 666,126
Fifth Third Bank: Due June 2008. Interest at the Bank's prime rate. Available draws limited to a combined total of $5,000,000 between TEG, PEEC, and EDC. Further secured by personal guarantee of the majority stockholder.	1,403,656	468,095
National City Bank: Due May 2007. Interest at the Bank's prime rate plus .75%. Available draws limited to a maximum of $16,000,000 between TEG and PEEC. Further secured by corporate guarantee of EDC and personal guarantee of the majority stockholder.	3,503,939	4,040,644
First Indiana Bank: Due June 2007. Interest at the Bank's prime rate. Available draws limited to a combined total of $17,000,000, among TEG and PEEC. Further secured by corporate guarantee of EDC and personal guarantee of the majority stockholder.	13,444,186	11,732,685
Star Financial Bank: Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to a combined total of $5,000,000 among TEG, EDC, and PEEC. Further secured by personal guarantee of the majority stockholder.	2,842,150	1,474,011

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Salin Bank: Due February 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to a combined total of $5,000,000 between TEG and PEEC.	3,665,432	611,800
Shelby County Bank: Due March 2008. Interest at the Bank's prime rate plus 1.5%. Further secured by guarantee of the majority stockholder.	925,000	1,063,630
Royal Bank of Canada: Due May 2008. Interest at 30 day LIBOR + 300 basis points. Available draws limited to a combined total of $15,000,000 between TEG, EDC, and PEEC. The loan is further secured by a personal guarantee of the majority stockholder.	11,725,268	9,860,282
High Grove Capital: Due April 2007. Interest at the Wall Street Journal published prime rate plus .5%. Available draws are limited to $1,750,000. The loan is further secured by a corporate guarantee of PEEC.	1,326,548	1,750,000
Charter One: Due September 2005. Interest at bank prime rate plus .5%. Available draws limited to a combined total of $5,000,000 between TEG and PEEC. The loan is further secured by a personal guarantee of the majority stockholder.	130,393	570,393
First Indiana Bank: Due February 2009. Interest at the Bank's prime rate plus 1%. Available draws are limited to $600,000. Further guaranteed by the majority stockholder.	516,665	-
Old National Bank: Due March 2007. Interest charged at 5.5%. Secured by equipment.	7,583	22,132

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Convertible Note Payable, Brookfield, Inc.:		
Due April 2009. Interest at 6%. Available draws are limited to $300,000. Convertible to First Mile preferred stock at a strike price of $10 per share.	172,001	172,001
Community Bank:		
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,693,000. Further secured by the majority stockholder.	628,790	628,790
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $486,150. Further secured by the majority stockholder.	486,150	-
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,137,548. Further guaranteed by the majority stockholder.	508,758	508,758
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,693,000. Further guaranteed by the majority stockholder.	2,693,000	-
Due February 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $3,058,000. Further guaranteed by the majority stockholder.	-	3,058,000
First Merchants Bank:		
Due October 2007. Interest at the Bank's prime rate plus .25%. Available draws limited to $3,200,000. Further guaranteed by the majority stockholder.	2,720,790	-
High Grove Capital Partners, LLC:		
Due October 2008. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,672,650, among TEG and EDC.	1,672,650	-
Due December 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,000,000 among TEG and EDC.	1,000,000	-

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
House Investments Real Estate Opportunity Fund III, L.P.: Due July 2010. Interest at a rate of 15%. Available draws limited to $1,400,000.	1,400,000	1,400,000
TriCapital, LLC: Due January 2007. Interest at the Bank's prime rate plus 1%. Available draws limited to $2,450,000.	2,397,888	896,990
255 Associates, LLC: Due February 2007. Interest at the Bank's prime rate plus 6%. Available draws limited to $280,000. Further guaranteed by the majority stockholder.	280,000	280,000
Third Party: Due February 2007. Interest at prime rate plus 6%. Available draws limited $1,325,000. Further guaranteed by the majority stockholder.	1,325,000	1,325,000
First Indiana Bank: Due June 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,000,000. Further guaranteed by the majority stockholder.	2,000,000	2,000,000
Due October 2008. Interest at the Bank's prime rate plus .25%. Available draws limited to $7,350,000. Further guaranteed by the majority stockholder.	7,350,000	-
First Indiana Bank: Due October 2008. Interest at the Bank's prime rate plus 1%. Available draws limited to a total of $650,000. Monthly payments of $2,500 principal plus interest, with the remaining principal due at maturity. Further guaranteed by the majority stockholder.	650,000	-

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Salin Bank: Due November 2007. Interest at the Bank's prime rate plus .75%. Available draws limited to $3,683,200. Further guaranteed by the majority stockholder.	3,563,186	863,977
Third Party: Due August 2007. Interest at a rate of 2%. Available draws limited to $2,240,549. Annual variable principal payments, with balance due at maturity.	1,524,858	2,220,549
Third Party: Due August 2007. Interest at a rate of 2%. Available draws limited to $2,405,426. Annual variable principal payments, with balance due at maturity.	1,649,858	2,405,426
Shelby County Bank: Due May 2007. Interest at the Bank's prime rate plus 1.5%. Available draws limited to $3,556,180.	3,390,000	2,500,000
Busey Bank: Due August 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,950,000.	-	1,950,000
Foudray Farms Estates, LLC: Due May 2006. Interest at the prime rate. Available draws limited to $550,375.	-	550,325
Third Party: Due August 2007. Interest at the prime rate. Available draws limited to $1,297,600.	1,297,600	1,297,600
Fifth Third: Due December 2005. Interest at the Bank's prime rate. Available draws limited to $3,240,000. Further guaranteed by the majority stockholder.	-	3,240,000

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Silver Birch Investments I, LLC: Due October 2005. Interest at a rate of 20%. Available draws limited to $1,000,000. Further guaranteed by the majority stockholder.	-	1,000,000
Third Party: Due October 2005. Interest at a rate of 20%. Available draws limited to $500,000. Further guaranteed by the majority stockholder.	-	500,000
Irwin Union: Due March 2007. Interest at the Bank's prime rate. Available draws limited to $1,393,600.	-	1,393,600
Irwin Union: Due March 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,393,600.	-	1,393,600
Provident Bank: Due March 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $7,500,000.	-	590,039
Fifth Third Bank: Due December 2007. Interest at the Bank's prime rate. Available draws limited to $4,400,000. Further secured by guarantee of TEG.	3,345,996	-
Busey Bank: Due December 2007. Interest at the Bank's prime rate plus .25%. Available draws limited to $3,500,000. Further secured by guarantee of EDC and personal guarantee by the majority stockholder.	2,905,446	2,216,500
Third Party: Due December 2006. Interest at a rate of 13%. Available draws limited to $275,000.	275,000	275,000

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Sun Life: Due August 2018. Interest at a rate of 8%. Available draws limited to $1,300,000. Further secured by guarantee of TEG.	1,000,378	1,048,712
Wawasee Real Estate Development, LLC: Due October 2007. Interest at the prime rate plus 2%. Available draws limited to $836,000. Further guaranteed by the majority stockholder.	836,000	-
Total Debt Obligations	$ 85,298,428	$ 65,986,695

Covenants under the First Indiana Bank, National City Bank, Salin Bank and Royal Bank of Canada credit agreements require TEG (independently and together with related parties) to meet certain financial covenants.

Subsequent to September 30, 2006, the Companies were notified by a financial institution of a covenant default for advances on certain new and spec homes. This default has since been cured by the financial institution's removal of the covenant.

Principal payments due on debt outstanding at September 30, 2006, are as follows:

Year Ending September 30,	
2007	$ 52,051,776
2008	21,180,306
2009	9,836,404
2010	1,466,492
2011	72,012
Thereafter	691,438
	$ 85,298,428

Note E - Notes Payable to Related Parties:

PEEC has various notes payable to related parties accruing interest at rates from prime to prime plus 1% that expired in December 1996. The notes are payable on demand after thirty days notice from the related parties. The balance of this related party debt was $785,865 for both years ended September 30, 2006 and 2005.

Note F - Notes Payable to Stockholder:

EDC has a note payable to EDC's stockholder at a rate of prime plus 1.75% with annual principal payments of $220,000. The balance on this stockholder note payable amounted to $1,100,000 and $0 at September 30, 2006 and 2005, respectively.

Note G - Capital Leases:

Long-term leases relating to the financing of certain furniture and equipment are accounted for as installment purchases. The capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in the lease and a corresponding amount is capitalized as the cost of the furniture and equipment. The furniture and equipment is being depreciated over a period of five years.

The following is an analysis of furniture and fixtures under capital leases for the years ended September 30, 2006 and 2005:

	2006	2005
Furniture and fixtures	$ 1,083,814	$ 291,907
Accumulated depreciation	(176,841)	(87,418)
	$ 906,973	$ 204,489

Note G - Capital Leases (Continued):

Following is a schedule of future minimum lease payments due under the capital lease obligations together with the present value of net minimum lease payments as of September 30, 2006:

Year Ending September 30,	
2007	$ 279,533
2008	272,736
2009	250,200
2010	250,200
2010	48,322
Total minimal lease payments	1,100,991
Less amounts representing interest	143,279
Present value of net minimum lease payments	$ 957,712

Note H - Retirement Plans:

The Companies maintain a profit-sharing plan that covers all employees who meet the eligibility requirements set forth in the plan. The Companies' contributions are made at management's discretion and are allocated based upon each participant's eligible compensation.

The plan includes a 401(k) savings plan whereby employees can contribute and defer taxes on compensation contributed to the plan. The Companies' match, within prescribed limits, the contributions made by employees.

The following summarizes the Companies' contributions for the years ended September 30, 2006 and 2005:

	2006	2005
Profit-sharing contribution	$ -	$ -
401(k) matching contribution	125,015	117,935
	$ 125,015	$ 117,935

Note H - Retirement Plans (Continued):

The Companies also have an employee stock ownership plan (ESOP). Although labeled as an ESOP, the plan is currently operating as a profit-sharing plan. At some date in the future to be determined by management, the plan shall be converted from a profit-sharing plan into an ESOP. Funds in the plan at the time of conversion to an ESOP may be used to purchase stock. Contributions to the Plan were $0 for both years ended September 30, 2006 and 2005.

Note I - Stockholder and Variable Interest Entities Equity:

Common Stock

TEG has voting stock with equal voting rights. All of the stock is no par value.

The following summarizes the TEG's shares of common stock at September 30, 2006 and 2005:

	2006	2005
Authorized	2,000,000	2,000,000
Issued	1,591,594	1,591,594
Outstanding	1,591,594	1,591,594

During the year ended September 30, 2005, the Companies issued 491,274 shares of stock in exchange for $9,550,100 of cash to fund an equal distribution of $9,550,100 related to a change in tax status from a subchapter "S" Indiana Corporation to an Indiana corporation. This distribution is included in the $10,393,709 of distributions declared in 2005. The difference represents distributions to owners necessary to pay shareholder personal income taxes as 2004 represents the final year in which the Companies was a pass through S-Corporation entity. The transaction did not affect the ownership structure of the Companies as the new shares issues were allocated to existing shareholders based on their respective ownership. Management estimated no additional value was received from the issued shares since there was no trading market for the Companies' stock and the transaction did not change the ownership percentages of the current shareholders.

Equity of Variable Interest Entities

TEG and its wholly owned subsidiaries are corporations. All other entities included in the consolidated financial statements are pass-through entities. Refer to Notes A and S for disclosures required for variable interest entities.

Note J - Income Taxes:

Federal and state income tax expense (benefit) for the years ended September 30, 2006 and 2005, is summarized as follows:

	2006	2005
Federal		
Current expense	$ (15,741)	$ 1,182,960
Deferred expense (benefit)	(1,446,332)	455,857
	(1,462,073)	1,638,817
State		
Current expense	(35,479)	283,163
Deferred expense (benefit)	(409,873)	128,267
	(445,352)	411,430
	$ (1,907,425)	$ 2,050,247

The Companies' deferred tax assets and liabilities as of September 30, 2006 and 2005, are summarized as follows:

	2006	2005
Federal:		
Deferred tax assets	$ 2,390,685	$ 949,153
Deferred tax liabilities	(252,225)	(257,015)
	2,138,460	692,138
State:		
Deferred tax assets	603,864	201,156
Deferred tax liabilities	(15,510)	(22,685)
	588,354	178,471
Net deferred tax asset included in the Companies consolidated balance sheets	$ 2,726,814	$ 870,609

Note J - Income Taxes (Continued):

The Companies have an alternative minimum tax credit of approximately $213,000 to offset future federal tax liabilities. The life of the credit is indefinite. The Companies also have charitable contribution carryforwards of approximately $148,000, of which $84,000 expire in 2010 and the remaining $64,000 expire in 2011. At September 30, 2006, the Companies have federal net operating loss carryforwards of approximately $5,200,000 and state tax operating loss carryforwards of approximately $5,300,000. Other components of the Companies' tax assets include accrued warranty costs, accrued health insurance, and accrued executive bonuses. Depreciation timing differences constitute the majority of the Companies' tax liabilities. SFAS 109, "Accounting for income Taxes," requires a valuation allowance to reduce the deferred tax assets reported if, at September 30, 2006, the Companies had federal tax operating loss and based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the evidence, both positive and negative, management has determined that no valuation allowance is considered necessary to reduce the deferred tax assets.

Note K - Leasing Commitments:

The Companies lease office facilities, certain vehicles, model homes, and computer hardware and software and related peripheral equipment under operating leases expiring at various dates through December 2015. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of September 30, 2006, are summarized as follows:

Year Ended September 30,	
2007	$ 1,161,077
2008	963,837
2009	800,304
2010	588,639
2011	554,040
Thereafter	2,501,210
	$ 6,569,107

Rent expense with respect to all operating leases amounted to approximately $1,589,189 and $1,500,234 for the years ended September 30, 2006 and 2005, respectively.

Note L - Self-Funded Health Insurance:

The Companies' Employee Benefit Plan provides employees and their dependents with comprehensive health care coverage. A portion of that coverage is self-funded by the Companies. Under the insurance policy with the Plan's underwriter, the Companies' self-funded liability is limited for each plan year to $45,000 per employee, with an aggregate liability limit of approximately $1,000,000. The liability limitations are adjusted on an annual basis. For this purpose, the plan year runs on a calendar year basis, and the $45,000/$1,000,000 limits apply through December 31, 2006.

Note L - Self-Funded Health Insurance (Continued):

In addition, the Companies pay a monthly fee to provide for administrative, cost containment, prescription card, and preferred provider organization fees.

Note M - Related Party Transactions:

The Companies are related to various entities not consolidated in these financial statements as a result of common ownership. Transactions with these entities are minimal and immaterial to the consolidated financial statements.

Note N - Concentration of Credit Risk:

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Companies place cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Companies routinely assess the financial strength of customers and, as a consequence, believe that accounts receivable credit risk exposure is limited.

Note O - BCE I, BCE II, BCE III Operating Agreements:

The BCE I, BCE II, and BCE III partnerships were formed as joint ventures between EDC, Billy Creek Associates, LP (BCA I), Billy Creek Associates II, LP, (BCA II) and Billy Creek Associates III, LP (BCA III). The purpose of these entities is to serve as land holding and development companies to supply TEG with lots for future home construction. The agreements outline the original capital contributions of the Billy Creek entities (BCA I - $4,000,000, BCA II - $3,600,000, and BCA III - $3,500,000). All agreements state that BCA I, BCA II, and BCA III will receive a guaranteed 19.5% internal rate of return on these capital contributions over the life of the project. TEG and EDC have guaranteed payment of these amounts and have guaranteed certain debt obligations included in Note E. The Estridge Group, Inc. has agreed to purchase lots at specified prices from the BCE partnerships within a specified time interval. In addition, TEG's majority stockholder has personally guaranteed an internal rate of return of 18% for the BCA entities.

Note P - Business Concentration:

The Companies' revenues are substantially derived from construction of residential homes in Indianapolis, Indiana and surrounding communities.

Note Q - Commitments and Contingencies:

EIP has entered into a Voluntary Remediation Agreement with the Indiana Department of Environmental Management with respect to ground water contamination caused by a former tenant of the building under a prior owner. A remediation study completed by an independent environmental consultant estimated remediation costs to be within a range from $800,000 to $915,000. This estimated range of costs assumes a two phase assessment and treatment process to be carried out over a two year period, with follow up testing for one additional year and final acceptance by the Indiana Department of Environmental Management. The estimated remediation cost at the high end of the range included $300,000 for phase 1 assessment and treatment, $500,000 for phase 2 assessment and treatment, and $115,000 for follow up testing and final approvals. EIP accrued the maximum amount of this range, together with estimated administrative and legal expenses. This accrual amounts to $854,261 and $935,629 at September 30, 2006 and 2005, respectively, and is included in "Other liabilities." It is reasonably possible that EIP's recorded estimate of its obligation may change in the near term. With respect to this obligation, insurance providers for the former tenant and prior building owner reimbursed EIP for the entire amount of the estimated obligation. The companies evaluate environmental remediation costs in accordance with SFAS 5, "Accounting for Contingencies," which requires that loss contingencies be accrued if both of the following conditions are met: 1) it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and, 2) the amount of the loss can be reasonable estimated. SFAS 5 further requires that loss contingencies not accrued be disclosed when there is at least a reasonable possibility that a loss may have been incurred. Recoveries of environmental remediation costs are evaluated separately from costs and are recorded when received. The Companies have not been notified by any governmental agency of any other claims requiring potential clean up costs, have no other accrued liabilities for environmental remediation issues, and are not aware of any potential environmental remediation obligations that would require disclosure.

The Companies are also parties to various non-environmental legal proceedings and administrative actions, all arising from the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding, the Companies believe any liability that may finally be determined with respect to such legal proceedings would not have a material effect on the Companies' consolidated financial position, results of operations, or cash flows, although resolution in any year or quarter could be material to the consolidated results of operations for that period. SFAS 5, "Accounting for Contingencies," requires that loss contingencies be accrued if both of the following conditions are met: 1) it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and, 2) the amount of the loss can be reasonable estimated. Additionally, SFAS 5 requires that loss contingencies not accrued be disclosed when there is at least a reasonable possibility that a loss may have been incurred. The Companies have no material legal proceedings that meet these accrual or disclosure conditions.

Note R - Contingent Convertible Securities:

TEG has outstanding debt, the terms of which enable the holder, under certain conditions, to convert such securities into shares of the Company subsidiary's (First Mile) preferred stock at a fixed conversion price of $10 per share. See Note D for further description of debt instrument.

Note S - Implementation of Financial Accounting Standards Board Interpretation No. 46:

In December 2003, the FASB issued FIN 46(R), "Consolidation of Variable Interest Entities." FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after December 31, 2003, and applies in the first year or interim period beginning after December 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before December 31, 2003. Due to the presence of cross guarantees of debt between related entities and guarantees of debt by TEG and its majority stockholder of other related entities, TEG believes certain related entities are variable interest entities (See Notes E and M for description of related party arrangements and debt guaranteed by TEG and its majority stockholder). Specifically, TEG considers BCE I, BCE II, BEC III, EDC, PEEC, EIP, and FSC to be variable interest entities. FIN 46 is implemented in these financial statements and therefore these entities have been consolidated for the years ended September 30, 2006 and 2005.

Based on the provisions of FIN 46, the Companies have concluded that under certain conditions when the Companies (i) enter into option agreements for the purchase of land or lots from an entity and pays a non-refundable deposit, (ii) enters into certain leasing arrangements with related parties, or (iii) guarantees debt of related party entities or enters into co-borrowing arrangements with related parties, a variable interest entity may be created. Under condition (i) above, the Companies reported land under option agreements and the related liabilities in its consolidated balance sheet, as described in Note A. Under condition (ii and iii) above, the Companies may be deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected losses if they occur. For each variable interest entity created, the Companies have computed expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46. If the Companies are determined to be the primary beneficiary of the variable interest entity, the assets, liabilities and operations are consolidated in the Companies' financial statements.

Accordingly, the assets, liabilities and operations of (ii and iii) have been consolidated with the Companies consolidated financial statements as of September 30, 2006 and 2005 and for the periods then ended. Supplemental consolidating financial information of the Companies, specifically including information for (ii and iii) and just the lot option arrangements from (i) are consolidated under FIN 46. The variable interest entities analysis is presented below to allow investors to determine the nature of assets held and the operations of the consolidated entities.

Amounts included in "Consolidated land inventory not owned" are excluded from the analysis below and include land deposits under option agreements or land banking arrangements of $695,000 and $690,000 at September 30, 2006 and 2005, respectively. The Companies' remaining total contractual obligations for land purchases and option commitments was approximately $49,728,360 and $44,124,809 at September 30, 2006 and 2005, respectively.

Note S - Implementation of Financial Accounting Standards Board Interpretation No. 46 (Continued):

Condensed financial information for the variable interest entities, before eliminating entries, is as follows:

	September 30, 2006	September 30, 2005
Assets		
Lot inventory and land development costs	$ 79,391,497	$ 57,093,599
Construction in process	4,691,471	4,156,542
Property and equipment, net	1,948,352	1,997,181
Other assets	10,929,037	9,354,179
Total Assets	$ 96,960,357	$ 72,601,501
Liabilities and Equity		
Notes payable	$ 57,510,673	$ 44,416,975
Related party payables	16,818,872	18,638,368
Other liabilities	8,970,971	6,686,155
Total Liabilities	83,300,516	69,741,498
Total Stockholders' Equity	13,659,841	2,860,005
Total Liabilities and Equity	$ 96,960,357	$ 72,601,503
Revenue and Expenses		
Revenue	$ 40,195,179	$ 42,922,794
Expenses	38,897,302	40,176,995
Net income of variable interest entities	$ 1,297,877	$ 2,745,799

The equity related to consolidation of these variable interest entities is included in the Companies consolidated balance sheet as "Minority interest in variable interest entities."

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, State of Indiana, on May 31, 2007.

The Estridge Group, Inc.

By: ______________________
Paul E. Estridge, Jr.
Chief Executive Officer and Sole Director

Estridge Development Company, Inc.

By: ______________________
Paul E. Estridge, Jr.
Chief Executive Officer and Sole Director

Paul E. Estridge Corp.

By: ______________________
Paul E. Estridge, Jr.
Chief Executive Officer and Sole Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title (Capacity)	Date
Paul E. Estridge, Jr.	Chief Executive Officer and Sole Director of The Estridge Group, Inc.	May 31, 2007
	Chief Executive Officer and Sole Director of Estridge Development Company, Inc.	
	Chief Executive Officer and Sole Director of Paul E. Estridge Corp.	
Michael Keller	Chief Financial Officer of The Estridge Group, Inc.	May 31, 2007
	Chief Financial Officer of Estridge Development Company, Inc.	
	Chief Financial Officer of Paul E. Estridge Corp.	

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

EXHIBITS

To

AMENDMENT NO. 3

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

THE ESTRIDGE GROUP, INC.

Exhibit Index

Exhibit No.	Document
2.1	Form of Placement Agent Agreement*
2.2	Articles of Incorporation of Paul E. Estridge Corp.*
2.3	Code of By-laws of Paul E. Estridge Corp. and the First Amendment to Code of By-Laws*
2.4	Articles of Incorporation of The Estridge Group, Inc.*
2.5	Code of By-laws of The Estridge Group, Inc. and the First Amendment to the Code of By-Laws*
2.6	Articles of Incorporation of Estridge Development Company, Inc.*
2.7	Code of By-laws of Estridge Development Company, Inc. and the First Amendment to the Code of By-Laws*
2.8	Operating Agreement of BCE Associates I, LLC*
2.9	Operating Agreement of BCE Associates II, LLC*
2.10	Operating Agreement of BCE Associates III, LLC*
2.11	Operating Agreement of BCE Associates IV, LLC*
3.1	Form of Note*
3.2	Form of Indenture of Trust*
3.3	Form of Corporate Guarantee*
3.4	Form of Reimbursement Agreement*
6.1	Lease By and Between Clay Terrace Partners, LLC, and Estridge Design Services, LLC, dated November 9, 2004*
6.2	First Amendment to Lease between Clay Terrace Partners, LLC and the Estridge Group, Inc., dated March 24, 2005*
6.3	Lease By and Between Clay Terrace Partners, LLC, and The Estridge Group, Inc., dated November 17, 2004*
6.4	Loan Agreement between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002*
6.5	Revolving Note between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002*
6.6	Modification of Loan Documents between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Centura Bank, dated June 2005*

6.7	Master Revolving Credit Disbursement and Security Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated August 23, 2001*
6.8	Modification Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated June 23, 2004*
6.9	Promissory Note Modification Agreement between The Estridge Group, Inc. and National City Bank of Indiana, dated June 28, 2006*
6.10	Loan Agreement Between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated March 20, 2002*
6.11	Eleventh Loan Modification Agreement between The Estridge Group Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr., Estridge Development Company, Inc., and First Indiana Bank, N.A., dated 2006*
6.12	First Indiana Bank, N.A. Second Amended and Restated Revolver Promissory Note between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated July 2006*
6.13	Form of Lot Sales Agreement*
6.14	First Modification of Loan Documents between The Estridge Group, Inc., Estridge Development Company, Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr. and RBC Centura Bank, dated as of February 25, 2007
9.1	Form of Escrow Agreement*
10.1	Consent of Krieg DeVault LLP (contained in 11.1)
10.2	Consent and Certification of Indiana Securities, LLC*
11.1	Opinion of Krieg DeVault LLP*

* previously filed

Exhibit 6.14

First Modification of Loan Documents between The Estridge Group, Inc., Estridge Development Company, Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr. and RBC Centura Bank, dated as of February 25, 2007

FIRST MODIFICATION OF LOAN DOCUMENTS

THIS FIRST MODIFICATION OF LOAN DOCUMENTS (this "Agreement") is made effective as of the 25th day of February, 2007, by and among **THE ESTRIDGE GROUP, INC.**, an Indiana corporation, **ESTRIDGE DEVELOPMENT COMPANY, INC.**, an Indiana corporation, and **PAUL E. ESTRIDGE CORP.**, an Indiana corporation (individually and collectively, the "Borrower"), **PAUL E. ESTRIDGE, JR.** ("Guarantor") and **RBC CENTURA BANK**, a North Carolina banking corporation, and its successors and assigns ("Lender").

RECITALS:

A. Lender has heretofore made a loan ("Loan") to Borrower in the principal amount of Four Million Six Hundred Fifty Thousand and No/100 Dollars ($4,650,000.00) pursuant to the terms and conditions of a Construction Loan Agreement (Acquisition and Development Line of Credit) dated as of February 25, 2005, between Borrower and Lender (as amended, the "Loan Agreement", all terms not otherwise defined herein shall have the meanings set forth in the Loan Agreement), and as evidenced by a Promissory Note (A&D Facility Note) dated February 25, 2005, in the principal amount of the Loan made payable by Borrower to the order of Lender (as amended, the "Note").

B. The Note is secured by, among other things, (i) that certain Construction Real Estate Mortgage, Security Agreement and Fixture Filing dated February 25, 2005, from Borrower to Lender recorded with the Office of the Recorder of Boone County, Indiana as Instrument No. 0502402 and that certain Construction Real Estate Mortgage, Security Agreement and Fixture Filing dated February 25, 2005, from Borrower to Lender recorded with the Office of the Recorder of Boone County, Indiana as Instrument No. 0502403 (collectively, the "Mortgage") and (ii) that certain Indemnity Agreement dated February 25, 2005 from Borrower and Guarantor to Lender (the "Indemnity Agreement"); and (iii) certain other loan documents (the Loan Agreement, the Guaranty, the Note, the Indemnity Agreement, and the other documents evidencing, securing and guarantying the Loan, in their original form and as amended, are sometimes collectively referred to herein as the "Loan Documents").

C. The Loan is further secured by a Guaranty dated February 25, 2005 from Guarantor to Lender (the "Guaranty").

D. Borrower desires to amend the Loan Documents in order to extend the Maturity Date and otherwise amend the Loan Documents as set forth herein.

AGREEMENTS:

NOW, THEREFORE, in consideration of (i) the facts set forth hereinabove (which are hereby incorporated into and made a part of this Agreement), (ii) the agreements by Lender to modify the Loan Documents, as provided herein, (iii) the covenants and agreements contained herein, and (iv) for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. **Maturity Date**. The Maturity Date of the Note is extended to February 25, 2008. Any reference in any Loan Document to the Maturity Date shall mean February 25, 2008.

2. **Financial Covenants**. Secton 5.2 of Exhibit "C" to the Loan Agreement is amended, and as so amended, restated in its entirety to read as follows:

COVENANT PARTY	COVENANT TYPE	COVENANT REQUIREMENT
1. Borrower	Minimum Net Worth	Not less than $11,500,000.00 (including Subordinate Debt)
2. Guarantor	Minimum Net Worth	N/A
3. Borrower	Maximum Debt-to-Equity Ratio	N/A
4. Borrower	Maximum Debt-to-Net Worth Ratio	Not more than 10.00:1.00 until September 30, 2007 and not more than 6.00:1.00 thereafter

3. **Representations and Warranties of Borrower**. Borrower hereby represents, covenants and warrants to Lender as follows:

(a) The representations and warranties in the Loan Agreement, the Mortgage and the other Loan Documents are true and correct as of the date hereof.

(b) There is currently no Event of Default under the Loan Agreement, the Mortgage or the other Loan Documents and Borrower does not know of any event or circumstance which with the giving of notice or passing of time, or both, would constitute an Event of Default under the Loan Agreement, the Mortgage or the other Loan Documents.

(c) The Loan Documents are in full force and effect and, following the execution and delivery of this Agreement, they continue to be the legal, valid and binding obligations of Borrower enforceable in accordance with their respective terms, subject to limitations imposed by general principles of equity.

(d) There has been no material adverse change in the financial condition of Borrower, Guarantor or any other party whose financial statement has been delivered to Lender in connection with the Loan from the date of the most recent financial statement received by Lender.

(e) As of the date hereof, Borrower has no claims, counterclaims, defenses, or set-offs with respect to the Loan or the Loan Documents as modified herein.

(f) Borrower is validly existing under the laws of the State of its formation or organization and has the requisite power and authority to execute and deliver this Agreement and to perform the Loan Agreement and Loan Documents as modified herein. The execution and delivery of this Agreement and the performance of the Loan Agreement and the Loan Documents as modified herein have been duly authorized by all requisite action by or on behalf of Borrower. This Agreement has been duly executed and delivered on behalf of Borrower.

4. **Reaffirmation of Guaranty.** Guarantor ratifies and affirms the Guaranty and agrees that the Guaranty is in full force and effect following the execution and delivery of this Agreement. The representations and warranties of Guarantor in the Guaranty are, as of the date hereof, true and correct and Guarantor does not know of any default thereunder. The Guaranty continues to be the valid and binding obligation of Guarantor, enforceable in accordance with its terms and Guarantor has no claims or defenses to the enforcement of the rights and remedies of Lender thereunder, except as provided in the Guaranty.

5. **Expenses.** As a condition precedent to the agreements contained herein, Borrower shall pay all out-of-pocket costs and expenses incurred by Lender in connection with this Agreement, including, without limitation, title charges, recording fees, appraisal fees, attorneys' fees and expenses, a non-refundable renewal fee in the amount of Sixteen Thousand Seven Hundred Forty-Three and No/100 Dollars ($16,743.00) and a non-refundable extension fee in the amount of Forty-Five Thousand and No/100 Dollars ($45,000.00).

6. **AML Representations, Warranties and Covenants.** (a) Borrower and Guarantor represent and warrant to Lender as follows, and acknowledge that such representations and warranties shall be continuing representations and warranties from Borrower and Guarantor to Lender:

(i) Borrower and Guarantor are and shall remain in compliance with the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation, regulations or executive orders relating thereto, and the Uniting and Strengthening America By Providing Appropriate Tools Required To Intercept and Obstruct Terrorism Act (USA Patriot Act of 2001), as amended, and any other enabling legislation, regulations or executive orders relating thereto;

(ii) Borrower and Guarantor are and shall remain in compliance with 31 U.S.C., Section 5313, as amended, 31 C.F.R. Section 103.22, as amended, and any similar laws or regulations involving currency transaction reports or disclosures relating to transactions in currency of more than $10,000.00, or of more than any other minimum amount specified by any laws or regulations; and

(iii) Borrower and Guarantor (A) are not a person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (B) do not engage in any dealings or transactions prohibited by Section 2 of such executive order, or are otherwise associated with any such person in any manner violative of Section 2, or (C) are not a person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury's Office of Foreign Assets Control regulation or executive order.

(b) Borrower and Gurantor covenant and agree with Lender that no part of any loan proceeds or advances evidenced by or referenced in this Agreement, and no part of any other amounts or sums derived from any property which secures repayment of such loan proceeds or advances, including, without limitation, any accounts, payment intangibles, money, rents, issues or profits, will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

7. **Miscellaneous.**

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

(b) This Agreement shall not be construed more strictly against Lender than against Borrower or Guarantor merely by virtue of the fact that the same has been prepared by counsel for Lender, it being recognized that Borrower, Guarantor and Lender have contributed substantially and materially to the preparation of this Agreement, and Borrower, Guarantor and Lender each acknowledges and waives any claim contesting the existence and the adequacy of the consideration given by tile other in entering into this Agreement. Each of the parties to this Agreement represents that it has been advised by its respective counsel of the legal and practical effect of this Agreement, and recognizes that it is executing and delivering this Agreement, intending thereby to be legally bound by the terms and provisions thereof, of its own free will, without promises or threats or the exertion of duress upon it. The signatories hereto state that they have read and understand this Agreement, that they intend to be legally bound by it and that they expressly warrant and represent that they are duly authorized and empowered to execute it.

(c) Notwithstanding the execution of this Agreement by Lender, the same shall not be deemed to constitute Lender a venturer or partner of or in any way associated with Borrower or Guarantor nor shall privity of contract be presumed to have been established with any third party.

(d) Borrower, Guarantor and Lender each acknowledges that there are no other understandings, agreements or representations, either oral or written, express or implied, that are not embodied in the Loan Documents and this Agreement, which collectively represent a complete integration of all prior and contemporaneous agreements and understandings of Borrower, Guarantor and Lender; and that all such prior understandings, agreements and representations are hereby modified as set forth in this Agreement. Except as expressly modified hereby, the terms of the Loan Documents are and remain unmodified and in full force and effect.

(e) This Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

(f) Any references to the "Loan Agreement," the "Note," the "Guaranty" or the "Loan Documents" contained in any of the Loan Documents shall be deemed to refer to the Loan Agreement, the Note, the Guaranty and the other Loan Documents as amended hereby. The paragraph and section headings used herein are for convenience only and shall not limit the substantive provisions hereof. All words herein which are expressed in the neuter gender shall be deemed to include the masculine, feminine and neuter genders. Any word herein which is expressed in the singular or plural shall be deemed, whenever appropriate in the context, to include the plural and the singular.

(g) This Agreement may be executed in one or more counterparts, all of which, when taken together, shall constitute one original Agreement.

(h) Time is of the essence of each of Borrower's obligations under this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement dated effective as of the day and year first above written.

LENDER:

RBC CENTURA BANK, a North Carolina banking corporation

By: ______________________________
Name: ____________________________
Title: ____________________________

BORROWER:

THE ESTRIDGE GROUP, INC., an Indiana corporation

By: [signature]
Michael J. Keller, CFO

ESTRIDGE DEVELOPMENT COMPANY, INC., an Indiana corporation

By: [signature]
Michael J. Keller, CFO

PAUL E. ESTRIDGE CORP., an Indiana corporation

By: [signature]
Michael J. Keller, CFO

GUARANTOR:

____
PAUL E. ESTRIDGE, JR.

END